UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
BROOKFIELD REINSURANCE LTD.
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
AND FOR THE THREE MONTHS ENDED
MARCH 31, 2024 AND 2023

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF US$ MILLIONS, EXCEPT SHARE DATA	Note	March 31, 2024	December 31, 2023
Assets
Available-for-sale fixed maturity securities, at fair value (net of allowance for credit losses of $32 and $30, respectively; amortized cost of $20,802 and $19,341, respectively)	3	$20,157	$18,777
Equity securities, at fair value	4	3,667	3,663
Mortgage loans on real estate, at amortized cost (net of allowance for credit losses of $61 and $60, respectively)	5	5,942	5,962
Private loans, at amortized cost (net of allowance for credit loss of $41 and $44, respectively)	6	1,114	1,198
Real estate and real estate partnerships (net of accumulated depreciation of $284 and $325, respectively)	7	3,897	3,971
Investment funds	8	2,520	2,483
Policy loans	11	395	390
Short-term investments	11	4,504	3,115
Other invested assets	11	369	279
Total investments		42,565	39,838
Cash and cash equivalents		2,574	4,308
Accrued investment income		323	280
Deferred policy acquisition costs	14	2,478	2,468
Reinsurance funds withheld	12	7,274	7,248
Premiums due and other receivables		740	711
Ceded unearned premiums		566	401
Deferred tax asset	22	384	432
Reinsurance recoverables	17, 20	3,458	3,388
Property and equipment (net of accumulated depreciation of $345 and $340, respectively)		282	294
Intangible assets (net of accumulated amortization of $19 and $9, respectively)	15	220	235
Goodwill	16	121	121
Other assets	19	843	730
Separate account assets	13	1,285	1,189
Total assets		63,113	61,643
Liabilities
Future policy benefits	17	10,244	9,813
Policyholders’ account balances	18	25,286	24,939
Policy and contract claims	20	7,397	7,288
Deposit liabilities	12	1,559	1,577
Market risk benefit	19	151	89
Unearned premium reserve		1,989	2,056
Due to related parties	26	555	564
Other policyholder funds		340	335
Notes payable	8, 11	185	174
Corporate borrowings	21	1,582	1,706
Subsidiary borrowings	21	1,963	1,863
Liabilities issued to reinsurance entities		119	114
Other liabilities	16	1,274	1,087
Separate account liabilities	13	1,285	1,189
Total liabilities		53,929	52,794
Mezzanine equity
Class A redeemable junior preferred shares ($25 par value)	23	2,722	2,694
Equity
Class A exchangeable, Class A-1 exchangeable and Class B ($33.34 and $33.42 par value, respectively; 43,409,526 and 43,409,526 issued and outstanding, respectively)	23	1,574	1,577
Class C ($1 par value; 102,056,784 and 102,056,784 issued and outstanding, respectively)	23	3,607	3,607
Retained earnings		1,252	945
Accumulated other comprehensive loss	24	(116)	(120)
Non-controlling interests		145	146
Total equity		6,462	6,155
Total liabilities, mezzanine equity and equity		$63,113	$61,643

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2024	2023
Net premiums	12	$1,531	$800
Other policy revenue		112	97
Net investment income	10	574	400
Investment related gains (losses)	10	145	(106)
Net investment results from funds withheld		224	12
Total revenues		2,586	1,203

Policyholder benefits and claims incurred	12, 17, 20	(1,414)	(742)
Interest sensitive contract benefits	18	(242)	(241)
Commissions for acquiring and servicing policies		(161)	(180)
Net change in deferred policy acquisition costs	14	10	112
Change in fair value of market risk benefit	19	(31)	(6)
Other reinsurance expenses		(19)	(14)
Operating expenses		(295)	(176)
Interest expense		(72)	(60)
Total benefits and expenses		(2,224)	(1,307)
Net income (loss) before income taxes		362	(104)
Income tax recovery (expense)	22	(25)	11
Net income (loss) for the period		$337	$(93)
Attributable to:
Class A exchangeable, Class A-1 exchangeable and Class B shareholders		3	1
Class C shareholders		332	(99)
Non-controlling interests		2	5
		$337	$(93)
Net income per Class C share
Basic	25	$2.98	$(3.09)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	Note	2024	2023
Net income (loss)		$337	$(93)
Other comprehensive income (loss), net of tax:
Change in net unrealized investment gains (losses)		(106)	407
Foreign currency translation		(14)	(2)
Change in discount rate for future policyholder benefit liability		159	(178)
Change in instrument-specific credit risk for market risk benefit		(38)	12
Defined benefit pension plan adjustment		3	1
Total other comprehensive income	24	4	240
Comprehensive income		$341	$147

Attributable to:
Class A exchangeable, Class A-1 exchangeable and Class B shareholders	3	1
Class C shareholders	336	141
Non-controlling interests	2	5
	$341	$147
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable, Class A-1 exchangeable and Class B shareholders			Class C shareholders
FOR THE THREE MONTHS ENDED MAR. 31, 2024 US$ MILLIONS	Share capital	Retained earnings	Total	Share capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total equity
Balance as of January 1, 2024	$1,577	$14	$1,591	$3,607	$931	$(120)	$4,418	$146	$6,155
Net income	—	3	3	—	332	—	332	2	337
Other comprehensive income	—	—	—	—	—	4	4	—	4
Comprehensive income	—	3	3	—	332	4	336	2	341
Other items:
Distributions and redeemable preferred share dividends[1]	(3)	—	(3)	—	(28)	—	(28)	(3)	(34)
Total change in the period	(3)	3	—	—	304	4	308	(1)	307
Balance as of March 31, 2024	$1,574	$17	$1,591	$3,607	$1,235	$(116)	$4,726	$145	$6,462
1.The Company distributed $0.08 in the form of a return of capital per each Class A exchangeable, Class A-1 exchangeable and Class B share in the first quarter of 2024.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Class A exchangeable and Class B shareholders			Class C shareholders
FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Share capital	Retained earnings	Total	Share capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total equity
Balance as of January 1, 2023	$423	$9	$432	$1,467	$301	$(523)	$1,245	$8	$1,685
Net income (loss)	—	1	1	—	(99)	—	(99)	5	(93)
Other comprehensive income	—	—	—	—	—	240	240	—	240
Comprehensive income (loss)	—	1	1	—	(99)	240	141	5	147
Other items:
Equity issuances	38	—	38	—	—	—	—	—	38
Distributions and redeemable preferred share dividends[1]	(1)	—	(1)	—	(67)	—	(67)	(4)	(72)
Other	(10)	—	(10)	10	—	—	10	—	—
Total change in the period	27	1	28	10	(166)	240	84	1	113
Balance as of March 31, 2023	450	10	460	1,477	135	(283)	1,329	9	1,798
1.The Company distributed $0.07 in the form of a return of capital per each Class A exchangeable and Class B share in the first quarter of 2023.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Operating activities
Net income (loss)	$337	$(93)
Adjustments to reconcile net income to net cash from operating activities:
Accretion on investments	(196)	(20)
Depreciation and amortization	36	5
Losses (gains) on investments and derivatives	(127)	121
Provisions for credit losses	1	5
Income from real estate partnerships, investment funds and corporations	(55)	(28)
Distributions from real estate partnerships, investment funds and corporations	61	36
Interest credited to policyholders’ account balances	192	140
Deferred income taxes	15	(13)
Changes in operating assets and liabilities:
Insurance-related liabilities	192	461
Deposit liabilities	(46)	(53)
Reinsurance funds withheld	(35)	(233)
Deferred policy acquisition costs	(10)	(103)
Reinsurance recoverables	(32)	16
Accrued investment income	(43)	(11)
Working capital and other	(58)	(32)
Cash flows from operating activities	232	198
Investing activities
Purchase of investments:
Fixed maturity, available for sale	(1,989)	(1,657)
Equity securities	(11)	(85)
Mortgage loans on real estate	(130)	(182)
Private loans	(222)	(381)
Real estate and real estate partnerships	(20)	(89)
Investment funds	(151)	(149)
Short-term investments	(6,788)	(2,965)
Other invested assets	(41)	(64)
Proceeds from sales and maturities of investments:
Fixed maturity, available for sale	1,112	2,017
Equity securities	4	27
Mortgage loans on real estate	113	97
Private loans	18	262
Real estate and real estate partnerships	114	—
Investment funds	67	19
Short-term investments	5,660	3,068
Other invested assets	4	45
Purchase of derivatives	(49)	(58)
Proceeds from (payments upon) sales and maturities of derivatives	(7)	—
Purchase of intangibles and property and equipment	(16)	(26)
Proceeds from sales of intangibles and property and equipment	—	14
Change in collateral held for derivatives	88	36
Other	(49)	(3)
Cash flows from investing activities	(2,293)	(74)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Financing activities
Return of capital to common stockholders	(3)	—
Borrowings from related parties	188	—
Repayment of borrowings to related parties	(188)	—
Borrowings from external parties	345	338
Repayment of borrowings to external parties	(369)	(450)
Policyholders’ account deposits	992	725
Policyholders’ account withdrawals	(662)	(543)
Proceeds from repurchase agreement	40	30
Repayments of repurchase agreement	(7)	(14)
Distributions to non-controlling interest	(3)	—
Cash flows from financing activities	333	86
Cash and cash equivalents
Cash and cash equivalents, beginning of period	4,308	2,145
Net change during the period	(1,728)	210
Foreign exchange on cash balances held in foreign currencies	(6)	(1)
Cash and cash equivalents, end of period	$2,574	$2,354

Supplementary cash flow disclosures
Cash taxes paid (net of refunds received)	$6	$12
Cash interest paid	59	49

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NOTE 1. NATURE OF OPERATIONS
Brookfield Reinsurance Ltd. (“Brookfield Reinsurance” or the “Company”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The Company’s class A and class A-1 exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BNRE” and “BNRE.A”, respectively. The Company’s operations are located primarily in Bermuda, the United States (“U.S.”), Canada and the Cayman Islands. The Company’s registered head office address is Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.
The Company operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, Brookfield Reinsurance offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. The business is presently conducted through our subsidiaries under three reporting segments: Direct Insurance, Reinsurance and Pension Risk Transfer (“PRT”).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The unaudited condensed consolidated financial statements (“financial statements”) and notes thereto, including all prior periods presented, have been prepared under accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated. The financial statements should be read in conjunction with the December 31, 2023 audited consolidated financial statements of the Company and accompanying notes included on the Form 20-F (“2023 Form 20-F”), filed with the SEC on March 28, 2024. The results of operations for the three months ended March 31, 2024 are not necessarily indicative of the results for any subsequent periods or the entire fiscal year ending December 31, 2024. These financial statements reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with GAAP.
The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Included among the material (or potentially material) reported amounts and disclosures that require use of estimates are: fair value of certain financial assets, derivatives, allowances for credit losses, deferred policy acquisition costs (“DAC”), value of business acquired (“VOBA”), goodwill and other intangibles, market risk benefits, future policy benefits (“FPB”), pension plans, income taxes including the recoverability of our deferred tax assets, and the potential effects of resolving litigated matters. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
Basis of Consolidation
These financial statements include the accounts of the Company and its consolidated subsidiaries, which are legal entities where the Company has a controlling financial interest by either holding a majority voting interest or as the primary beneficiary of the variable interest entity (“VIE”). All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
The consolidation assessment depends on the specific facts and circumstances for each entity and requires judgment. Refer to Note 2 of the 2023 Form 20-F for a further description of the Company’s accounting policies regarding consolidation.
New Accounting Standards
In the current period, the Company did not adopt any Accounting Standard Updates (“ASUs”) issued by the Financial Accounting Standards Board that were material in presentation or amount. For the impacts of recently issued ASUs not yet adopted as of March 31, 2024, refer to Note 2 of the 2023 Form 20-F.

NOTE 3. AVAILABLE-FOR-SALE FIXED MATURITY SECURITIES
The amortized cost and fair value of available-for-sale fixed maturity securities are shown below:

AS OF MAR. 31, 2024 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$523	$2	$(40)	$—	$485
U.S. states and political subdivisions	659	2	(21)	—	640
Foreign governments	588	8	(29)	—	567
Corporate debt securities	16,604	132	(680)	(24)	16,032
Residential mortgage-backed securities	360	7	(4)	—	363
Commercial mortgage-backed securities	742	18	(25)	(6)	729
Collateralized debt securities	1,326	32	(15)	(2)	1,341
Total fixed maturity securities	$20,802	$201	$(814)	$(32)	$20,157

AS OF DEC. 31, 2023 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$529	$4	$(36)	$—	$497
U.S. states and political subdivisions	684	3	(17)	—	670
Foreign governments	603	27	(16)	—	614
Corporate debt securities	15,097	121	(607)	(19)	14,592
Residential mortgage-backed securities	367	14	(4)	(1)	376
Commercial mortgage-backed securities	750	13	(31)	(6)	726
Collateralized debt securities	1,311	19	(24)	(4)	1,302
Total fixed maturity securities	$19,341	$201	$(735)	$(30)	$18,777
The amortized cost and fair value, by contractual maturity, of available-for-sale fixed maturity securities are shown below. Actual maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Residential and commercial mortgage-backed securities and collateralized debt securities, which are not due at a single maturity, have been separately presented below.

AS OF MAR. 31, 2024 US$ MILLIONS	Amortized Cost	Fair Value
Due in one year or less	$1,090	$1,087
Due after one year through five years	7,088	7,002
Due after five years through ten years	5,214	5,076
Due after ten years	4,982	4,559
	18,374	17,724
Residential mortgage-backed securities	360	363
Commercial mortgage-backed securities	742	729
Collateralized debt securities	1,326	1,341
Total	$20,802	$20,157

Proceeds from sales of available-for-sale fixed maturity securities, with the related gross realized gains and losses, are shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Proceeds from sales of available-for-sale fixed maturity securities	$1,112	$2,017
Gross realized gains	15	24
Gross realized losses	(6)	(59)
The Company has pledged bonds in connection with certain agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $103 million and $168 million as of March 31, 2024 and December 31, 2023, respectively.
In accordance with various regulations, the Company has securities on deposit with regulating authorities with a carrying value of $149 million and $153 million as of March 31, 2024 and December 31, 2023, respectively.

The gross unrealized losses and fair value of available-for-sale fixed maturity securities, aggregated by investment category and the length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below:

	Less than 12 months			12 months or more			Total
AS OF MAR. 31, 2024 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	28	$(4)	$143	31	$(36)	$85	59	$(40)	$228
U.S. states and political subdivisions	198	(7)	248	148	(14)	288	346	(21)	536
Foreign governments	27	(9)	227	32	(20)	108	59	(29)	335
Corporate debt securities	1,160	(129)	3,534	1,289	(551)	7,616	2,449	(680)	11,150
Residential mortgage-backed securities	45	—	15	29	(4)	77	74	(4)	92
Commercial mortgage-backed securities	19	(3)	63	54	(22)	248	73	(25)	311
Collateralized debt securities	56	(2)	129	62	(13)	316	118	(15)	445
Total	1,533	$(154)	$4,359	1,645	$(660)	$8,738	3,178	$(814)	$13,097

	Less than 12 months			12 months or more			Total
AS OF DEC. 31, 2023 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	10	$—	$29	29	$(36)	$92	39	$(36)	$121
U.S. states and political subdivisions	208	(3)	217	106	(14)	288	314	(17)	505
Foreign governments	24	(3)	129	25	(13)	56	49	(16)	185
Corporate debt securities	863	(137)	3,088	917	(470)	8,357	1,780	(607)	11,445
Residential mortgage-backed securities	16	(1)	42	18	(3)	64	34	(4)	106
Commercial mortgage-backed securities	32	(8)	104	55	(23)	262	87	(31)	366
Collateralized debt securities	69	(1)	147	41	(23)	324	110	(24)	471
Total	1,222	$(153)	$3,756	1,191	$(582)	$9,443	2,413	$(735)	$13,199

Allowance for Credit Losses
Several assumptions and underlying estimates are made in the evaluation of allowance for credit loss. Examples include financial condition, near term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices. Based on this evaluation, unrealized losses on available-for-sale securities where an allowance for credit loss was not recorded were concentrated within the financials sector as of March 31, 2024 (December 31, 2023 – financials sector).
The rollforward of the allowance for credit losses for available-for-sale fixed maturity securities is shown below for the three months ended March 31, 2024 and 2023.

FOR THE THREE MONTHS ENDED MAR. 31, 2024 US$ MILLIONS	Corporate Debt Securities	Residential Mortgage Backed Securities	Commercial Mortgage Backed Securities	Collateralized Debt Securities	Total
Beginning balance	$(19)	$(1)	$(6)	$(4)	$(30)
Credit losses recognized on securities for which credit losses were not previously recorded	(12)	—	—	—	(12)
Reductions for securities sold during the period	1	—	—	—	1
Changes in previously recorded allowance	6	1	—	2	9
Balance as of March 31, 2024	$(24)	$—	$(6)	$(2)	$(32)

FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Corporate Debt Securities	Residential Mortgage Backed Securities	Commercial Mortgage Backed Securities	Collateralized Debt Securities	Total
Beginning balance	$(24)	$—	$—	$(6)	$(30)
Credit losses recognized on securities for which credit losses were not previously recorded	(1)	—	—	(5)	(6)
Reductions for securities sold during the period	13	—	—	2	15
Changes in previously recorded allowance	(1)	—	—	(1)	(2)
Balance as of March 31, 2023	$(13)	$—	$—	$(10)	$(23)
No accrued interest receivables were written off as of March 31, 2024 and December 31, 2023.

NOTE 4. EQUITY SECURITIES
The net gains (losses) on equity securities recognized in “Investment related gains (losses)” on the statements of operations are shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Unrealized gains (losses) on equity securities	$20	$(89)
Net gains (losses) on equity securities sold	—	—
Net gains (losses) on equity securities	$20	$(89)

Equity securities by market sector distribution are shown below, based on carrying value:

AS OF	March 31, 2024	December 31, 2023
Consumer goods	4%	6%
Energy and utilities	14%	16%
Finance	64%	44%
Healthcare	3%	22%
Industrials	2%	2%
Information technology	10%	7%
Other	3%	3%
Total	100%	100%

NOTE 5. MORTGAGE LOANS ON REAL ESTATE
Generally, commercial mortgage loans are secured by first liens on income-producing real estate. Non-accrual balances are those more than 90 days past due. The age analysis of loans by property type is shown below:

AS OF MAR. 31, 2024 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Current	Non-accrual	Total	Percentage
Apartment	$1,340	$—	$1,340	22%
Hotel	994	—	994	17%
Industrial	1,089	—	1,089	18%
Office	906	36	942	16%
Parking	367	—	367	6%
Retail	841	—	841	14%
Storage	133	—	133	2%
Other	297	—	297	5%
Total	$5,967	$36	$6,003	100%
Allowance for credit losses			(61)
Total, net of allowance			$5,942

AS OF DEC. 31, 2023 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Current	Non-accrual	Total	Percentage
Apartment	$1,216	$50	$1,266	21%
Hotel	999	13	1,012	17%
Industrial	1,083	—	1,083	18%
Office	954	36	990	16%
Parking	404	9	413	7%
Retail	828	4	832	14%
Storage	132	—	132	2%
Other	268	26	294	5%
Total	$5,884	$138	$6,022	100%
Allowance for credit losses			(60)
Total, net of allowance			$5,962
The amortized cost of non-accrual office mortgage loans with no related allowance for credit losses was $8 million as of March 31, 2024 (December 31, 2023 – office and hotel mortgage loans of $12 million). There was no interest income recognized on loans in non-accrual status for the three months ended March 31, 2024 and 2023. Impaired loans were not significant for any of the periods presented.
Allowance for Credit Losses
The rollforward of the allowance for credit losses for mortgage loans is shown below:

US$ MILLIONS	2024	2023
Balance as of January 1	$(60)	$(41)
Provision	(1)	(11)
Balance as of March 31	$(61)	$(52)
The asset and allowance balances for credit losses for mortgage loans by property-type are shown below:

AS OF US$ MILLIONS	March 31, 2024		December 31, 2023
	Asset Balance	Allowance	Asset Balance	Allowance
Apartment	$1,340	$(10)	$1,266	$(4)
Hotel	994	(2)	1,012	(2)
Industrial	1,089	(4)	1,083	(1)
Office	942	(26)	990	(34)
Parking	367	—	413	(3)
Retail	841	(3)	832	(4)
Storage	133	(1)	132	—
Other	297	(15)	294	(12)
Total	$6,003	$(61)	$6,022	$(60)

Credit Quality Indicators
Mortgage loans are segregated by property-type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination by property-type are shown below:

AS OF MAR. 31, 2024 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2024	2023	2022	2021	2020	Prior	Total
Apartment	$19	$90	$663	308	$83	$177	$1,340
Hotel	—	143	249	39	39	524	994
Industrial	—	2	352	162	214	359	1,089
Office	26	30	131	34	24	697	942
Parking	—	—	55	29	24	259	367
Retail	—	—	283	119	64	375	841
Storage	—	14	9	20	36	54	133
Other	—	29	143	44	—	81	297
Total	$45	$308	$1,885	$755	$484	$2,526	$6,003
Allowance for credit losses							(61)
Total, net of allowance							$5,942

AS OF DEC. 31, 2023 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2023	2022	2021	2020	2019	Prior	Total
Apartment	$87	$626	$292	84	$76	$101	$1,266
Hotel	142	244	39	39	129	419	1,012
Industrial	1	343	164	215	129	231	1,083
Office	31	129	32	24	46	728	990
Parking	—	55	29	27	13	289	413
Retail	—	284	119	65	34	330	832
Storage	14	8	20	36	38	16	132
Other	30	137	45	—	28	54	294
Total	$305	$1,826	$740	$490	$493	$2,168	$6,022
Allowance for credit losses							(60)
Total, net of allowance							$5,962
Generally, mortgage loans are secured by first liens on income-producing real estate with a loan-to-value ratio of up to 75%. It is the Company’s policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. As of March 31, 2024, five commercial loans were past due over 90 days or in non-accrual status (December 31, 2023 – three commercial loan).

NOTE 6. PRIVATE LOANS
The following table summarizes the credit ratings for private loans:

AS OF US$ MILLIONS	March 31, 2024	December 31, 2023
A or higher	$17	$20
BBB	28	29
BB and below	409	272
Unrated[1]	660	877
Total	$1,114	$1,198
1.Due to the nature of private loans, external agency credit ratings may not be readily available. Where appropriate, the Company obtains non-published credit ratings from one or more third-party rating agencies, which are determined based on an independent evaluation of the transaction. For other loans without published or private credit ratings, the Company assigns internal risk ratings, based on our investment selection and monitoring process and policies. These internal risk ratings are categorized as “Unrated” above.

Allowance for Credit Losses
The rollforward of the allowance for credit losses for private loans is shown below:

US$ MILLIONS	2024	2023
Balance as of January 1	$(44)	$(28)
Provision	2	1
Write-offs charged against the allowance	1	—
Balance as of March 31	$(41)	$(27)

NOTE 7. REAL ESTATE AND REAL ESTATE PARTNERSHIPS
The carrying amounts of real estate investments, net of accumulated depreciation, and real estate partnerships by property-type are as follows:

AS OF US$ MILLIONS, EXCEPT FOR PERCENTAGES	March 31, 2024		December 31, 2023
	Amount	Percentage	Amount	Percentage
Hotel	$492	13%	$476	12%
Industrial	396	10%	434	11%
Land	61	2%	52	1%
Office	1,824	47%	1,866	47%
Retail	246	6%	235	6%
Apartments	519	13%	485	12%
Student housing	85	2%	85	2%
Other	274	7%	338	9%
Total	$3,897	100%	$3,971	100%
As of March 31, 2024 and December 31, 2023, no real estate investments met the criteria as held-for-sale.

NOTE 8. VARIABLE INTEREST ENTITIES AND EQUITY METHOD INVESTMENTS
Through its investment activities, the Company regularly invests in various entities including limited partnerships (“LPs”) and limited liability companies (“LLCs”) and frequently participates in the design with their sponsors, but in most cases, its involvement is limited to financing. Some of these entities have been determined to be variable interest entities (“VIEs”). In certain instances, in addition to an economic interest in the entity, the Company holds the power to direct the most significant activities of the entity and is deemed the primary beneficiary. The Company consolidates all VIEs in which it is the primary beneficiary. The assets of consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of the Company, as the Company’s obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these consolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third parties that may affect the fair value or risk of its variable interest in these VIEs as of March 31, 2024 and December 31, 2023.
In addition to investment activities, certain of the Company’s subsidiaries are deemed VIEs. The Company is the primary beneficiary and consolidates these entities in the same manner as other entities in which the Company has a controlling financial interest by holding a majority voting interest.
(a)Consolidated Variable Interest Entities
The assets and liabilities relating to the consolidated VIEs from the Company’s investment activities included in the financial statements are as follows:

AS OF US$ MILLIONS	March 31, 2024	December 31, 2023
Available-for-sale fixed maturity securities, at fair value	293	153
Equity securities, at fair value	49	54
Mortgage loans on real estate, at amortized cost	94	82
Private loans, at amortized cost	711	727
Real estate and real estate partnerships	2,707	2,649
Investment funds	327	375
Short-term investments	4	4
Cash and cash equivalents	152	85
Premiums due and other receivables	3	2
Other assets	158	107
Total assets of consolidated VIEs	$4,498	$4,238
Notes payable	185	174
Other liabilities	29	30
Total liabilities of consolidated VIEs	$214	$204

(b)Unconsolidated Variable Interest Entities
For certain of the Company’s investments in various entities that are determined to be VIEs, the Company is not the primary beneficiary as the Company does not take an active role in the management of these investments. In some instances, a consolidated VIE involves one or more underlying entities for which the Company is not the primary beneficiary because the Company does not have the power to direct the most significant activities of these entities. These unconsolidated VIEs are accounted for using the equity method of accounting or at amortized cost and are reflected in “Real estate and real estate partnerships” or “Mortgage loans on real estate” on the statements of financial position. In addition, certain equity securities at fair value are the Company’s interests in limited partnerships that are unconsolidated VIEs. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of the Company, as the Company’s obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these unconsolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third-parties that may affect the fair value or risk of its variable interest in these VIEs as of March 31, 2024 and December 31, 2023.
The carrying amount and maximum exposure to loss relating to these unconsolidated VIEs are as follows:

AS OF US$ MILLIONS	March 31, 2024		December 31, 2023
	Carrying Amount	Maximum Exposure to Loss	Carrying Amount	Maximum Exposure to Loss
Equity securities	$222	$222	$239	$239
Mortgage loans on real estate	647	747	630	630
Real estate and real estate partnerships	2,470	2,473	2,478	2,478
Investment funds	289	372	—	—
Total	$3,628	$3,814	$3,347	$3,347

(c)Equity Method Investments
The Company’s investments in investment funds, real estate partnerships and other partnerships of which substantially all are LPs or LLCs are accounted for using the equity method of accounting. As of March 31, 2024 and December 31, 2023, the Company’s equity method investments are $5.6 billion and $7.2 billion, respectively.
As described in Note 2 of the 2023 Form 20-F, the Company generally recognizes its share of earnings in its equity method investments within “Net investment income” using a three-month lag in instances where the investee’s financial information is not sufficiently timely or when the investee’s reporting period differs from the Company’s reporting period.

NOTE 9. DERIVATIVE INSTRUMENTS
The Company manages risks associated with certain assets and liabilities by using derivative financial instruments. Derivative financial instruments are financial contracts whose value is derived from underlying interest rates, exchange rates or other financial instruments. The Company does not invest in derivatives for speculative purposes.
Foreign exchange forwards, options, cross currency swaps, interest rate swaps and interest rate options are over-the-counter contractual agreements negotiated between counterparties. The Company purchases equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity-indexed embedded derivative. Futures contracts are traded in an organized market and are contractual obligations to buy or sell a financial instrument at a predetermined future time at a given price.
The notional principal represents the amount to which a rate or price is applied to determine the cash flows to be exchanged periodically and does not represent credit exposure. Maximum credit risk is the estimated cost of replacing derivative financial instruments which have a positive value, should the counterparty default.
Derivatives, except for embedded derivatives, are included in “Other invested assets” or “Other liabilities”, at fair value in the statements of financial position. Embedded derivative assets and liabilities on Modco arrangements and embedded derivative liabilities on indexed annuity and variable annuity products are included in the statements of financial position within the “Reinsurance funds withheld” and “Policyholders’ account balances” lines respectively, at fair value.

The notional and fair values of derivative instruments, presented in the statements of financial position, are shown below:

US$ MILLIONS	Primary underlying risk	Location in the statements of financial position	March 31, 2024			December 31, 2023
			Notional Amount	Carrying Amount / Fair Value		Notional Amount	Carrying Amount / Fair Value
				Assets	Liabilities		Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign exchange forwards	Foreign currency	Other invested assets, Other liabilities	$1,818	$—	$(14)	$1,532	$11	$—

Derivatives not designated as hedging instruments:
Equity-indexed options	Equity	Other invested assets	$8,788	$400	$—	$8,795	$322	$—
Foreign exchange forwards	Foreign currency	Other invested assets, Other liabilities	955	3	(8)	1,362	1	(4)
Bond futures	Interest rate	Other liabilities	1,580	—	(5)	1,652	—	(8)
Cross currency swaps	Foreign currency	Other invested assets	12	—	—	8	—	—
Interest rate swaps	Interest rate	Other invested assets	85	5	—	87	8	—
Embedded derivatives in:
Modco arrangement	Interest rate	Reinsurance funds withheld	—	89		—	(46)	—
Indexed annuity and variable annuity product	Interest rate	Policyholders’ account balances	—	—	(1,155)	—	—	(1,104)
			$11,420	$497	$(1,168)	$11,904	$285	$(1,116)

Derivatives Designated as Hedging Instruments
Starting in the third quarter of 2023, the Company has designated and accounted for certain foreign exchange forwards as fair value hedges to protect a portion of the available-for-sale fixed maturity securities against changes in fair value due to changes in exchange rates.
For derivative financial instruments that were designated and qualified as fair value hedges, the gain or loss on the portion of the derivative instrument included in the assessment of hedge effectiveness and the offsetting gain or loss on the hedged item attributable to the hedged risk were recognized in the same line item in the statements of operations. The unrealized gain or loss attributable to changes in exchange rates on the available-for-sale fixed maturity securities that were designated as part of the hedge were reclassified out of OCI into “Investment related gains (losses)” in the statements of operations. The remaining change in unrealized gain or loss on the hedged item not associated with the risk being hedged remained as a component of OCI.
The following represents the financial statement location and amount of gains (losses) related to the derivatives and hedged items that qualify for fair value hedge accounting:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Hedged items	$41	$—
Derivatives designated as hedging instruments	(41)	—
Investment related gains (losses)	$—	$—
Derivatives Not Designated as Hedging Instruments
The following represents the financial statement location and amount of gains (losses) related to the derivatives not designated as hedging instruments:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	Locations in the statements of operations	Gains (Losses) Recognized in Income on Derivatives
		2024	2023
Equity-indexed options	Investment related gains (losses)	$100	$25
Foreign exchange forwards	Investment related gains (losses)	4	(4)
Bond futures	Investment related gains (losses)	(4)	15
Cross currency swaps	Investment related gains (losses)	—	—
Interest rate swaps	Investment related gains (losses)	(3)	—
Embedded derivatives in:
Modco arrangement	Net investment results from funds withheld	135	(37)
Indexed annuity and variable annuity product	Interest sensitive contract benefits	19	4
		$251	$3

Derivative Exposure
The Company’s use of derivative instruments exposes it to credit risk in the event of non-performance by counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means to mitigating the financial loss from defaults. The minimum credit rating of our counterparties is BBB as of March 31, 2024 (December 31, 2023 – BBB). The Company holds collateral in cash and notes secured by U.S. government-backed assets. The non-performance risk is the net counterparty exposure based on fair value of open contracts less fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. A right of offset has been applied to collateral that supports credit risk and has been recorded in the statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for excess collateral. A right of offset has also been applied to derivative assets and liabilities with the same counterparty under the same master netting agreement, and such derivative instruments are presented on a net basis in the statements of financial position.
Information regarding the Company’s exposure to credit loss on the derivatives it holds, including the effect of rights of offset, is presented below:

AS OF MAR. 31, 2024 US$ MILLIONS	Gross amount of derivative instruments[1]	Gross amounts offset in the statements of financial position[2]	Net amount presented on the statements of financial position	Collateral (received) pledged in cash[3]	Collateral (received) pledged in invested assets[3]	Exposure net of collateral
Derivative assets:
Equity-indexed options	$400	$—	$400	$(237)	$(16)	$147
Foreign exchange forwards	4	(1)	3	—	—	3
Bond futures	9	(9)	—	—	—	—
Cross currency swaps	—	—	—	—	—	—
Interest rate swaps	28	(23)	5	—	—	5
Total derivative assets	$441	$(33)	$408	$(237)	$(16)	$155

Derivative liabilities:
Foreign exchange forwards	(23)	1	(22)	—	—	(22)
Bond futures	(14)	9	(5)	5	—	—
Cross currency swaps	—	—	—	—	—	—
Interest rate swaps	(23)	23	—	—	—	—
Total derivative liabilities	$(60)	$33	$(27)	$5	$—	$(22)
1. Represents derivative assets and liabilities on a gross basis, which are not offset under enforceable master netting agreements that meet all offsetting criteria.
2. Represents netting of derivative exposures covered by qualifying master netting agreements.
3. Excludes a portion of collaterals held in cash and invested assets that are excess collateral. As of March 31, 2024, the Company held excess collateral of $5 million.

AS OF DEC. 31, 2023 US$ MILLIONS	Gross amount of derivative instruments[1]	Gross amounts offset in the statements of financial position[2]	Net amount presented on the statements of financial position	Collateral (received) pledged in cash[3]	Collateral (received) pledged in invested assets[3]	Exposure net of collateral
Derivative assets:
Equity-indexed options	$322	$—	$322	$(209)	$(17)	$96
Foreign exchange forwards	16	(4)	12	—	—	12
Bond futures	65	(65)	—	—	—	—
Cross currency swaps	12	(12)	—	—	—	—
Interest rate swaps	29	(21)	8	—	—	8
Total derivative assets	$444	$(102)	$342	$(209)	$(17)	$116

Derivative liabilities:
Foreign exchange forwards	(8)	4	(4)	—	—	(4)
Bond futures	(73)	65	(8)	—	—	(8)
Cross currency swaps	(12)	12	—	—	—	—
Interest rate swaps	(21)	21	—	—	—	—
Total derivative liabilities	$(114)	$102	$(12)	$—	$—	$(12)
1. Represents derivative assets and liabilities on a gross basis, which are not offset under enforceable master netting agreements that meet all offsetting criteria.
2. Represents netting of derivative exposures covered by qualifying master netting agreements.
3. Excludes a portion of collaterals held in cash and invested assets that are excess collateral. As of December 31, 2023, the Company held excess collateral of $4 million.

NOTE 10. NET INVESTMENT INCOME AND INVESTMENT RELATED GAINS (LOSSES)
Net investment income is shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Available-for-sale fixed maturity securities	$313	$204
Equity securities	11	1
Mortgage loans	83	73
Private loans	31	13
Real estate and real estate partnerships	(1)	19
Investment funds	43	19
Policy loans	6	7
Short-term investments	51	40
Other invested assets	37	24
Total net investment income	$574	$400

Net unrealized and realized investment gains (losses) are shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Available-for-sale fixed maturity securities	$12	$(28)
Equity securities	20	(89)
Mortgage loans	(8)	(11)
Private loans	4	4
Real estate and real estate partnerships	(17)	3
Short-term investments and other invested assets	134	15
Total investment related gains (losses)	$145	$(106)

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount and fair value of financial instruments are shown below:

	March 31, 2024		December 31, 2023
AS OF US$ MILLIONS	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$2,574	$2,574	$4,308	$4,308
Available-for-sale fixed maturity securities	20,157	20,157	18,777	18,777
Equity securities	3,667	3,667	3,663	3,663
Mortgage loans on real estate, net of allowance	5,942	5,684	5,962	5,683
Private loans, net of allowance	1,114	1,091	1,198	855
Policy loans	395	395	390	390
Short-term investments	4,504	4,504	3,115	3,115
Other invested assets:
Derivative assets	408	408	342	342
Separately managed accounts	106	106	105	105
Other[1]	(145)	(157)	(168)	(168)
Reinsurance funds withheld[2]	7,274	7,274	7,248	7,248
Separate account assets[3]	1,285	1,285	1,189	1,189
Total financial assets	$47,281	$46,988	$46,129	$45,507
Financial liabilities
Policyholders’ account balances – embedded derivative	$1,155	$1,155	$1,104	$1,104
Market risk benefits	151	151	89	89
Other liabilities:
Derivative liabilities	27	27	12	12
Funds withheld liabilities	74	74	83	83
Notes payable	185	185	174	174
Corporate and subsidiary borrowings	3,545	3,539	3,569	3,567
Separate account liabilities[3]	1,285	1,285	1,189	1,189
Total financial liabilities	$6,422	$6,416	$6,220	$6,218
1.Balances include $65 million and $12 million other invested assets not subject to fair value hierarchy as of March 31, 2024 and December 31, 2023, respectively.
2.Balances include $7.2 billion and $7.3 billion of assets not subject to fair value hierarchy as of March 31, 2024 and December 31, 2023, respectively.
3.Balances include $33 million and $26 million of assets, and corresponding liabilities, that are not subject to fair value hierarchy as of March 31, 2024 and December 31, 2023, respectively.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. A fair value hierarchy is used to determine fair value based on a hypothetical transaction as of the measurement date from the perspective of a market participant. The Company has evaluated the types of securities in its investment portfolio to determine an appropriate hierarchy level based upon trading activity and the observability of market inputs. The classification of assets or liabilities within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2
Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3
Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation

Valuation Techniques for Financial Instruments Recorded at Fair Value

Available-for-sale Fixed Maturity Securities and Equity Options — The Company utilizes pricing services to estimate fair value measurements. The fair value for available-for-sale fixed maturity securities that are disclosed as Level 1 measurements are based on unadjusted quoted market prices for identical assets that are readily available in an active market. The estimates of fair value for most available-for-sale fixed maturity securities, including municipal bonds, provided by the pricing service are disclosed as Level 2 measurements as the estimates are based on observable market information rather than market quotes. The pricing service utilizes market quotations for available-for-sale fixed maturity securities that have quoted prices in active markets. Since available-for-sale fixed maturity securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, an option adjusted spread model is used to develop prepayment and interest rate scenarios.
The pricing service evaluates each asset class based on relevant market information, credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, pricing source quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. The extent of the use of each market input depends on asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.
The Company has reviewed the inputs and methodology used and the techniques applied by the pricing service to produce quotes that represent the fair value of a specific security. The review confirms that the pricing service is utilizing information from observable transactions or a technique that represents a market participant’s assumptions. The Company does not adjust quotes received from the pricing service. The pricing service utilized by The Company has indicated that they will only produce an estimate of fair value if there is objectively verifiable information available.
The Company holds a small amount of private placement debt and available-for-sale fixed maturity securities that have characteristics that make them unsuitable for matrix pricing. For these securities, a quote from an independent pricing source (typically a market maker) is obtained. Due to the disclaimers on the quotes that indicate the price is indicative only, the Company includes these fair value estimates in Level 3.
For securities priced using a quote from an independent pricing source, such as the equity-indexed options and certain available-for-sale fixed maturity securities, the Company uses a market-based fair value analysis to validate the reasonableness of prices received. Price variances above a certain threshold are analyzed further to determine if any pricing issue exists. This analysis is performed quarterly.

Equity Securities — For publicly-traded equity securities, prices are received from a nationally recognized pricing service that are based on observable market transactions, and these securities are classified as Level 1 measurements. For certain preferred stock, current market quotes in active markets are unavailable. In these instances, an estimated fair value is received from the pricing service. The service utilizes similar methodologies to price preferred stocks as it does for available-for-sale fixed maturity securities. If applicable, these estimates would be disclosed as Level 2 measurements. The Company tests the accuracy of the information provided by reference to other services annually. For certain private equity without readily determinable fair values, fair value estimates are unavailable and are not disclosed.
Short-term Investments — Short-term investments are primarily commercial paper rated A2 or P2 or better by Standard & Poor’s and Moody’s, respectively. Commercial paper is carried at amortized cost which approximates fair value. These investments are classified as Level 2 measurements.
Separate Account Assets and Liabilities — The separate account assets included on the quantitative disclosures fair value hierarchy table are comprised of short-term investments, equity securities, and available-for-sale fixed maturity. Equity securities are classified as Level 1 measurements. Short-term investments and available-for-sale fixed maturity securities are classified as Level 2 measurements. These classifications for separate account assets reflect the same fair value level methodologies as listed above as they are derived from the same vendors and follow the same process.
The separate account assets also include cash and cash equivalents, investment funds, accrued investment income, and receivables for securities. These are not included in the quantitative disclosures of fair value hierarchy table.
Reinsurance Funds Withheld – Embedded Derivatives — Valuation model is based on quoted prices of similar, traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.
Market Risk Benefits are classified as Level 3 fair value measurements as the fair value is based on unobservable inputs. The key assumptions for calculating the fair value of the MRBs are market assumptions such as equity market returns, interest rate levels, market volatility and correlations and policyholder behavior assumptions such as lapse, mortality, utilization and withdrawal patterns. Risk margins are included in the policyholder behavior assumptions. The assumptions are based on a combination of historical data and actuarial judgment. The MRBs are valued using stochastic models that incorporate a spread reflecting our non-performance risk.
Derivative Assets/Derivative Liabilities
•Foreign currency forward contracts — discounted cash flow model — forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.
•Interest rate contracts — discounted cash flow model — forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.
•Equity-index options — certain over-the-counter equity options are valued using models that are widely accepted in the financial services industry with non-market observable inputs such as volatility and forward price/dividend assumptions. Other primary inputs include interest rate assumptions (risk-free rate assumptions), and underlying equity quoted index prices for identical or similar assets in markets that exhibit less liquidity relative to those markets.
Policyholders’ Account Balances – Embedded Derivatives — The amounts reported within policyholder contract deposits include equity linked interest crediting rates based on the S&P 500 within indexed annuities and indexed life. The following unobservable inputs are used for measuring the fair value of the embedded derivatives associated with the policyholder contract liabilities:
•Lapse rate assumptions are determined by company experience. Lapse rates are generally assumed to be lower during a contract’s surrender charge period and then higher once the surrender charge period has ended. Decreases to the assumed lapse rates generally increase the fair value of the liability as more policyholders persist to collect the crediting interest pertaining to the indexed product. Increases to the lapse rate assumption decrease the fair value.
•Mortality rate assumptions vary by age and gender based on company and industry experience. Decreases to the assumed mortality rates increase the fair value of the liabilities as more policyholders earn crediting interest. Increases to the assumed mortality rates decrease the fair value as higher decrements reduce the potential for future interest credits.
•Equity volatility assumptions begin with current market volatilities and grow to long-term values. Increases to the assumed volatility will increase the fair value of liabilities, as future projections will produce higher increases in the linked index.

Fair values of indexed life and annuity liabilities are calculated using the discounted cash flow technique. Shown below are the significant unobservable inputs used to calculate the Level 3 fair value of the embedded derivatives within “Policyholders’ account balances”:

AS OF US$ MILLIONS	Fair Value
	March 31, 2024	December 31, 2023	Unobservable Input
Embedded derivative
Indexed annuities and indexed life	$904	$872	Lapse Rate
			Mortality Multiplier
			Equity Volatility
Funds Withheld Liabilities — Valuation model is based on quoted prices of similar, traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.
Separately Managed Accounts — The separately managed account manager uses the mid-point of a range from a third-party to price these securities. Discounted cash flows (yield analysis) and market transactions approach are used in the valuation. They use discount rates which is considered an unobservable input.

The fair value hierarchy measurements of the financial instruments are shown below:

	Assets and Liabilities Carried at Fair Value by Hierarchy Level
AS OF MAR. 31, 2024 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$2,574	$2,574	$—	$—
Available-for-sale fixed maturity securities
U.S. treasury and government	485	173	312	—
U.S. states and political subdivisions	640	—	640	—
Foreign governments	567	—	567	—
Corporate debt securities	16,032	—	13,537	2,495
Residential mortgage-backed securities	363	—	363	—
Commercial mortgage-backed securities	729	—	690	39
Collateralized debt securities	1,341	—	959	382
Total fixed maturity, available-for-sale	20,157	173	17,068	2,916
Equity securities
Common stock	3,506	2,392	304	810
Preferred stock	122	14	24	84
Private equity and other	39	—	—	39
Total equity securities	3,667	2,406	328	933
Short-term investments	4,504	3,897	25	582
Other invested assets:
Derivative assets	408	—	151	257
Separately managed accounts	106	—	—	106
Other	(210)	(237)	(11)	38
Reinsurance funds withheld – embedded derivative	89	—	—	89
Separate account assets	1,252	444	808	—
Total financial assets	$32,547	$9,257	$18,369	$4,921
Financial liabilities
Policyholders’ account balances – embedded derivative	1,155	—	251	904
Market risk benefit	151	—	—	151
Other liabilities:
Derivative liabilities	27	5	22	—
Funds withheld liabilities	74	—	74	—
Separate account liabilities	1,252	444	808	—
Total financial liabilities	$2,659	$449	$1,155	$1,055

	Assets and Liabilities Carried at Fair Value by Hierarchy Level
AS OF DEC. 31, 2023 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$4,308	$4,308	$—	$—
Available-for-sale fixed maturity securities
U.S. treasury and government	497	442	55	—
U.S. states and political subdivisions	670	—	670	—
Foreign governments	614	—	614	—
Corporate debt securities	14,592	—	12,314	2,278
Residential mortgage-backed securities	376	—	376	—
Commercial mortgage-backed securities	726	—	696	30
Collateralized debt securities	1,302	—	961	341
Total fixed maturity, available-for-sale	18,777	442	15,686	2,649
Equity securities
Common stock	3,073	2,682	—	391
Preferred stock	121	37	—	84
Private equity and other	45	—	—	45
Total equity securities	3,239	2,719	—	520
Short-term investments	3,115	1,948	40	1,127
Other invested assets:
Derivative assets	342	—	115	227
Separately managed accounts	105	—	—	105
Other	(180)	(209)	(17)	46
Reinsurance funds withheld – embedded derivative	(46)	—	—	(46)
Separate account assets	1,163	405	758	—
Total financial assets	$30,823	$9,613	$16,582	$4,628
Financial liabilities
Policyholders’ account balances – embedded derivative	1,104	—	232	872
Market risk benefit	89	—	—	89
Other liabilities:
Derivative liabilities	12	8	4	—
Funds withheld liabilities	83	—	83	—
Separate account liabilities	1,163	405	758	—
Total financial liabilities	$2,451	$413	$1,077	$961

Fair Value Information About Financial Instruments Not Recorded at Fair Value
Information about fair value estimates for financial instruments not measured at fair value is discussed below:
Mortgage Loans — The fair value of mortgage loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan. Factors used to arrive at the discount rate include inputs from spreads based on U.S. Treasury notes and the loan’s credit quality, region, property-type, lien priority, payment type and current status.
Private Loans — The fair value of private loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan.
Policy Loans — The carrying value of policy loans is the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, as such the carrying value of policy loans approximates fair value.
Corporate and Subsidiary Borrowings — Corporate and subsidiary borrowings are carried at outstanding principal balance. The carrying value approximates fair value because the carrying value represents the amount owing and payable to the creditor at the reporting date.
Notes Payable — Notes payable are carried at outstanding principal balance. The carrying value of the notes payable approximates fair value because the underlying interest rates approximate market rates at the reporting date.

The carrying amount and estimated fair value of financial instruments not recorded at fair value on a recurring basis are shown below. The table below excludes cash and cash equivalents and accrued investment income, which are recorded at amortized cost in the statements of financial position, as their carrying amounts approximate the fair values due to their short-term nature.

AS OF MAR. 31, 2024 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$5,942	$5,684	—	—	5,684
Private loans, net of allowance	1,114	1,091	—	219	872
Policy loans	395	395	—	—	395
Other invested assets	65	50	—	—	50
Total financial assets	$7,516	$7,220
Financial liabilities
Corporate and subsidiary borrowings	3,545	3,539	131	253	3,155
Notes payable	185	185	—	—	185
Total financial liabilities	$3,730	$3,724

AS OF DEC. 31, 2023 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$5,962	$5,683	—	—	5,683
Private loans, net of allowance	1,198	855	—	—	855
Policy loans	390	390	—	—	390
Other invested assets	12	12	—	—	12
Total financial assets	$7,562	$6,940
Financial liabilities
Corporate and subsidiary borrowings	3,569	3,567	133	249	3,185
Notes payable	174	174	—	—	174
Total financial liabilities	$3,743	$3,741
For financial assets and financial liabilities measured at fair value on a recurring basis using Level 3 inputs during the periods, reconciliations of the beginning and ending balances are shown below:

	Assets				Liabilities
FOR THE THREE MONTHS ENDED MAR. 31, 2024 US$ MILLIONS	Investment Securities	Derivative Assets	Separately Managed Accounts	Reinsurance Funds Withheld – Embedded Derivative	PAB – Embedded Derivative
Balance, beginning of period	$4,342	$227	$105	$(46)	$(872)
Fair value changes in net income	(5)	57	—	135	—
Net change included in interest sensitive contract benefits	—	—	—	—	(38)
Fair value changes in other comprehensive income	9	—	(1)	—	—
Purchases	2,182	35	5	—	—
Sales	(2,053)	—	(3)	—	—
Settlements or maturities	(6)	(62)	—	—	—
Premiums less benefits	—	—	—	—	6
Balance, end of period	$4,469	$257	$106	$89	$(904)

	Assets				Liabilities
FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Investment Securities	Derivative Assets	Separately Managed Accounts	Reinsurance Funds Withheld – Embedded Derivative	PAB – Embedded Derivative
Balance, beginning of period	$2,649	$121	$127	$154	$(726)
Fair value changes in net income	1	25	—	(55)	—
Net change included in interest sensitive contract benefits	—	—	—	—	(50)
Fair value changes in other comprehensive income	77	—	—	—	—
Purchases	1,256	30	10	—	—
Sales	(311)	—	(9)	—	—
Settlements or maturities	—	(9)	—	—	—
Premiums less benefits	—	—	—	—	(8)
Balance, end of period	$3,672	$167	$128	$99	$(784)
There were no transfers between Level 1, Level 2 or Level 3 during the periods presented. The Company’s valuation of financial instruments categorized as Level 3 in the fair value hierarchy are based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and discounted cash flow methodology based on spread/yield assumptions.

The following summarizes the valuation techniques and unobservable inputs of the Level 3 fair value measurements:

Type of Asset	Valuation Techniques	Significant Unobservable Inputs
Equity-index options	Heston and Black-Scholes Valuation models	•Interest rate (risk-free rate assumptions) •Underlying equity quoted index prices
Available-for-sale fixed maturity securities	Corporate debt securities •Discounted cash flows (yield analysis) •Income approach •Price at cost	Corporate debt securities •Contractual cash flows •Duration •Call provisions •Weighted-average life •Risk premium •Coupon rate
	Collateralized debt securities •Broker quotes •Income approach	Collateralized debt securities •Contractual cash flows •Weighted-average coupon and maturity •Collateral type •Loss severity •Geography
Common stock, preferred stock and private equity	•Broker quotes •Income approach •Current Value Method (“CVM”) •Guideline public company method[1]	•Security structure •Last Twelve Months (“LTM”) Revenue Multiple[2] •Next Calendar Year (“NCY”) Revenue Multiple[3] •LTM EBITDA Multiple[4] •NCY +1 EBITDA Multiple[5]
Separately managed accounts	Common stock and warrants •Guideline public company method[1] •Option pricing method •CVM	Common stock and warrants •LTM Revenue Multiple[2] •NCY Revenue Multiple[3] •LTM EBITDA Multiple[4] •NCY +1 EBITDA Multiple[5] •Term •Volatility •Discount for lack of marketability (“DLOM”)
	Preferred stock •Guideline public company method[1] •CVM	Preferred stock •LTM Revenue Multiple[2] •NCY Revenue Multiple[3] •LTM EBITDA Multiple[4] •NCY +1 EBITDA Multiple[5]
	Fixed income •Discounted cash flows (yield analysis) •Market transactions approach •CVM •Cost	Fixed income •Discount rate •NCY EBITDA
1.Guideline public company method uses price multiples from data on comparable public companies. Multiples are then adjusted to account for differences between what is being valued and comparable firms.
2.LTM Revenue Multiple valuation metric shows revenue for the past 12-month period.
3.NCY Revenue Multiple shows forecast revenue over the next calendar year.
4.LTM EBITDA Multiple shows earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the past 12-month period.
5.NCY +1 EBITDA Multiple shows forecasted EBITDA expected to be achieved over the next calendar year.

NOTE 12. REINSURANCE
(a)Reinsurance Assumed
NER SPC and NER Ltd. are the reinsurers of the Company’s operations. The reinsurance transactions are majorly structured as Modco arrangements with reinsurance funds withheld.
The following table summarized the Company’s reinsurance funds withheld, deposit liability, policyholders’ account balances and embedded derivatives by accounting classification related to its reinsurance business.

AS OF MAR. 31, 2024 US$ MILLIONS	Deposit accounting	Interest sensitive investment type	Total
Asset
Reinsurance funds withheld, net	$1,516	$5,661	$7,177
Embedded derivatives	23	66	89
			7,266
Other reinsurance funds withheld[1]			8
Reinsurance funds withheld, total			$7,274

Liability
Policyholders’ account balance, excluding embedded derivatives	$—	$7,446	$7,446
Embedded derivatives	—	251	251
Policyholders’ account balance, total			$7,697

Deposit liability	$1,559	$—	$1,559
1.In addition to NER SPC and NER Ltd., Argo assumes certain forms of casualty risks, primarily asbestos and environmental liabilities, as part of their closed run-off business. Liabilities for such reinsurance assumed are included in “Policy and contract claims” in the statements of financial position. See Note 20 for details.

AS OF DEC. 31, 2023 US$ MILLIONS	Deposit accounting	Interest sensitive investment type	Total
Asset
Reinsurance funds withheld, net	$1,538	$5,741	$7,279
Embedded derivatives	6	(52)	(46)
			7,233
Other reinsurance funds withheld[1]			15
Reinsurance funds withheld, total			$7,248

Liability
Policyholders’ account balance, excluding embedded derivatives	$—	$7,530	$7,530
Embedded derivatives	—	232	232
Policyholders’ account balance, total			$7,762

Deposit liability	$1,577	$—	$1,577

(b)Reinsurance Ceded
The Company also reinsures its business through a diversified group of reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances is evaluated by monitoring ratings and the financial strength of its reinsurers. The effect of reinsurance on net premiums earned and policyholder benefits and claims incurred are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Premiums earned:
Gross amounts, including reinsurance assumed	$2,061	$1,087
Reinsurance ceded	(530)	(287)
Net premiums earned	$1,531	$800

Policyholder benefits and claims incurred:
Gross amounts, including reinsurance assumed	$(1,729)	$(840)
Reinsurance ceded	315	98
Net policyholder benefits and claims incurred	$(1,414)	$(742)

NOTE 13. SEPARATE ACCOUNT ASSETS AND LIABILITIES
The following table presents the change of the Company’s separate account assets and liabilities:

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Balance, beginning of period	$1,189	$1,045
Additions (deductions):
Policyholder deposits	20	21
Net investment income	9	9
Net realized capital gains on investments	96	52
Policyholder benefits and withdrawals	(48)	(25)
Net transfer from (to) general account	22	(1)
Policy charges	(3)	(3)
Total changes	96	53
Balance, end of period	$1,285	$1,098

NOTE 14. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED
The following tables present a rollforward of deferred policy acquisition costs (“DAC”), which include value of business acquired (“VOBA asset”), for the periods indicated:

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 US$ MILLIONS	Direct Insurance	Reinsurance	Total
DAC
Balance, beginning of period	$586	$1,373	$1,959
Additions	214	11	225
Amortization	(153)	(21)	(174)
Net change	61	(10)	51
Balance, end of period	647	1,363	2,010
VOBA Asset
Balance, beginning of period	509	—	509
Amortization	(41)	—	(41)
Net change	(41)	—	(41)
Balance, end of period	468	—	468
Total DAC and VOBA Asset	$1,115	$1,363	$2,478

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Total
DAC
Balance, beginning of period	$254	$927	$1,181
Additions	176	79	255
Amortization	(95)	(15)	(110)
Net change	81	64	145
Balance, end of period	335	991	1,326
VOBA Asset
Balance, beginning of period	404	—	404
Amortization	(37)	—	(37)
Net change	(37)	—	(37)
Balance, end of period	367	—	367
Total DAC and VOBA Asset	$702	$991	$1,693
The following table provides the projected VOBA asset amortization expenses for a five-year period and thereafter:

Years	US$ MILLIONS
2024[1]	$122
2025	39
2026	30
2027	24
2028	23
Thereafter	230
Total amortization expense	$468
1.Expected amortization for the remainder of 2024.

NOTE 15. INTANGIBLE ASSETS
The components of definite-lived and indefinite-lived intangible assets are as follows. Refer to Note 14 for VOBA asset, which is an actuarial intangible asset arising from a business combination.

	March 31, 2024			December 31, 2023
AS OF US$ MILLIONS	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets
Distributor relationships	$27	$(1)	$26	$28	$—	$28
Trade name	23	(3)	20	24	(2)	22
Unpaid claims reserve intangible asset	103	(13)	90	104	(5)	99
Software and other	30	(2)	28	32	(2)	30
Total definite-lived intangible assets	183	(19)	164	188	(9)	179
Indefinite-lived intangible assets
Insurance licenses	56	—	56	56	—	56
Total	$239	$(19)	$220	$244	$(9)	$235
No impairment expenses of intangible assets were recognized for the three months ended March 31, 2024 and 2023. We estimate that our intangible assets do not have any significant residual value in determining their amortization. Amortization expenses were $12 million and nil for the three months ended March 31, 2024 and 2023, respectively.
The following table outlines the estimated future amortization expense related to definite-lived intangible assets held as of March 31, 2024.

Years	US$ MILLIONS
2024[1]	$32
2025	34
2026	25
2027	20
2028	14
Thereafter	39
Total amortization expense	$164
1.Expected amortization for the remainder of 2024.

NOTE 16. ACQUISITION
Acquisition of Argo Group International Holdings, Inc.
On November 16, 2023, the Company acquired Argo Group International Holdings, Ltd. On November 30, 2023, Argo Group International Holdings, Ltd. was re-domiciled to a U.S. corporation and changed its name to Argo Group International Holdings, Inc. (“Argo”). Argo is an underwriter of specialty insurance products in the property and casualty market. Upon closing of the acquisition, the Company acquired 100% of all Argo’s issued and outstanding shares in exchange for $30 per share in an all-cash transaction for $1.1 billion. The Company acquired all assets and assumed all liabilities of Argo as of the closing date, and consolidates the business for financial statement purposes. The acquired business contributed revenues of $191 million and net profit of $1 million to the Company for the period from November 16, 2023 to December 31, 2023. Had the acquisition occurred on January 1, 2022, the consolidated unaudited pro forma revenue and net profit (loss) would be $8.3 billion and $587 million, respectively, for the year ended December 31, 2023 and $6.1 billion and $326 million, respectively, for the year ended December 31, 2022. The pro forma amounts have been calculated using the subsidiary’s results and adjusting them for the revised depreciation and amortization that would have been charged assuming the fair value adjustments to investments, property and equipment and intangible assets had applied from January 1, 2022, together with the consequential tax effects.
Accounting for the acquisition of Argo is not finalized, and there remains some measurement uncertainty on the acquisition valuation, which is pending completion of a comprehensive evaluation of the net assets acquired within the next twelve months, including but not limited to identifiable intangible assets, fixed assets, deferred income tax assets and liabilities for unpaid claims and claim adjustment expenses. The financial statements as of March 31, 2024 reflect management’s current best estimate of the purchase price allocation. Final valuation of the assets acquired and liabilities assumed and the completion of the purchase price allocation will occur by the fourth quarter of 2024.
The initial acquisition accounting resulted in a bargain purchase gain, which represents the excess of the fair value of net assets acquired over the purchase price. As of March 31, 2024, due to the aforementioned twelve-month measurement period, the Company deferred the recognition of such gain by recognizing a provisional deferred credit of $51 million within “Other liabilities” on the statements of financial position. The provisional bargain purchase gain was attributable to the negotiation process with Argo.

The following summarizes the consideration transferred, fair value of assets acquired and liabilities assumed as of the acquisition date:

Assets acquired	US$ MILLIONS
Investments	$3,460
Cash and cash equivalents	713
Accrued investment income	17
Value of business acquired	176
Reinsurance funds withheld	20
Premiums due and other receivables	332
Ceded unearned premiums	388
Deferred tax asset	54
Reinsurance recoverables	2,982
Property and equipment	85
Intangible assets	186
Other assets	166
Total assets acquired	8,579
Liabilities assumed
Policy and contract claims	5,526
Unearned premium reserve	986
Subsidiary borrowings	369
Other liabilities	451
Total liabilities assumed	7,332
Less: Non-controlling interest	137
Net assets acquired	1,110
Deferred gain on bargain purchase	$51

NOTE 17. FUTURE POLICY BENEFITS
The reconciliation of the balances described in the table below to the “Future policy benefits” in the statements of financial position is as follows.

AS OF US$ MILLIONS	March 31, 2024	December 31, 2023
Future policy benefits:
Direct Insurance	$3,448	$3,147
Pension Risk Transfer	4,901	4,521
Deferred profit liability:
Direct Insurance	106	98
Pension Risk Transfer	212	228
Other contracts and VOBA liability	1,577	1,819
Total future policy benefits	$10,244	$9,813

The balances and changes in the liability for future policy benefits are as follows:

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 US$ MILLIONS, EXCEPT FOR YEARS AND PERCENTAGES	Direct Insurance	Pension Risk Transfer	Total
Present value of expected net premiums
Balance, beginning of period	$3,371	$—	$3,371
Beginning balance at original discount rate	3,490	—	3,490
Effect of changes in cash flow assumptions[1]	75	—	75
Effect of actual variances from expected experience	(4)	—	(4)
Adjusted beginning of period balance	3,561	—	3,561
Issuances	42	606	648
Interest accrual	37	5	42
Net premiums collected	(133)	(610)	(743)
Derecognitions (lapses and withdrawals)	(23)	(1)	(24)
Ending balance at original discount rate	3,484	—	3,484
Effect of changes in discount rate assumptions	60	—	60
Balance, end of period	$3,544	$—	$3,544

Present value of expected future policy benefits
Balance, beginning of period	$6,518	$4,521	$11,039
Beginning balance at original discount rate	6,801	4,671	11,472
Effect of changes in cash flow assumptions[1]	87	—	87
Effect of actual variances from expected experience	(6)	12	6
Adjusted beginning of period balance	6,882	4,683	11,565
Issuances	42	615	657
Interest accrual	69	56	125
Benefit payments	(134)	(121)	(255)
Derecognitions (lapses and withdrawals)	(24)	—	(24)
Foreign currency translation	—	(79)	(79)
Ending balance at original discount rate	6,835	5,154	11,989
Effect of changes in discount rate assumptions	157	(253)	(96)
Balance, end of period	$6,992	$4,901	$11,893

Net liability for future policy benefits	3,448	4,901	8,349
Less: Reinsurance recoverables	(65)	(37)	(102)
Net liability for future policy benefits, after reinsurance recoverable	$3,383	$4,864	$8,247

Weighted-average liability duration of future policy benefits (years)	13	9
Weighted average interest accretion rate	5%	4%
Weighted average current discount rate	4%	5%
1.For the three months ended March 31, 2024, the Company recognized liability remeasurement losses of $12 million from the net effect of the changes in cash flow assumptions, which were included in “Policyholder benefits and claims incurred” in the statements of operations.

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS, EXCEPT FOR YEARS AND PERCENTAGES	Direct Insurance	Pension Risk Transfer	Total
Present value of expected net premiums
Balance, beginning of period	$3,775	$—	$3,775
Beginning balance at original discount rate	4,088	—	4,088
Effect of changes in cash flow assumptions	12	—	12
Effect of actual variances from expected experience	(14)	—	(14)
Adjusted beginning of period balance	4,086	—	4,086
Issuances	37	174	211
Interest accrual	27	1	28
Net premiums collected	(96)	(175)	(271)
Ending balance at original discount rate	4,054	—	4,054
Effect of changes in discount rate assumptions	(182)	—	(182)
Balance, end of period	$3,872	$—	$3,872

Present value of expected future policy benefits
Balance, beginning of period	$6,911	$2,964	$9,875
Beginning balance at original discount rate	7,546	3,305	10,851
Effect of changes in cash flow assumptions	12	(11)	1
Effect of actual variances from expected experience	(13)	(14)	(27)
Adjusted beginning of period balance	7,545	3,280	10,825
Issuances	37	174	211
Interest accrual	41	35	76
Benefit payments	(80)	(104)	(184)
Foreign currency translation	—	(2)	(2)
Ending balance at original discount rate	7,543	3,383	10,926
Effect of changes in discount rate assumptions	(333)	(301)	(634)
Balance, end of period	$7,210	$3,082	$10,292

Net liability for future policy benefits	3,338	3,082	6,420
Less: Reinsurance recoverables	(59)	(58)	(117)
Net liability for future policy benefits, after reinsurance recoverable	$3,279	$3,024	$6,303

Weighted-average liability duration of future policy benefits (years)	13	9

Weighted average interest accretion rate	5%	4%
Weighted average current discount rate	5%	5%

The amounts of undiscounted and discounted expected gross premiums and future benefit payments follow:

	2024		2023
AS OF MAR. 31 US$ MILLIONS	Undiscounted	Discounted	Undiscounted	Discounted
Direct Insurance
Expected future benefit payments	$12,646	$7,019	$14,047	$6,844
Expected future gross premiums	7,842	4,820	9,051	4,693

Pension Risk Transfer
Expected future benefit payments	8,227	4,901	5,199	3,152
Expected future gross premiums	—	—	—	—

Total
Expected future benefit payments	20,873	11,920	19,246	9,996
Expected future gross premiums	7,842	4,820	9,051	4,693
The amount of revenue and interest recognized in the statements of operations follows:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	Gross Premiums or Assessments		Interest Expense
	2024	2023	2024	2023
Direct Insurance	$169	$127	$33	$14
Pension Risk Transfer	636	181	53	9

NOTE 18. POLICYHOLDERS’ ACCOUNT BALANCES
Policyholders’ account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts.
The balances and changes in policyholders’ account balances follow.

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of period	$17,177	$7,762	$24,939
Issuances	846	2	848
Premiums received	113	20	133
Policy charges	(107)	(11)	(118)
Surrenders and withdrawals	(554)	(123)	(677)
Interest credited	192	54	246
Benefit payments	(84)	(14)	(98)
Other	5	8	13
Balance, end of period	$17,588	$7,698	$25,286

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of period	$14,308	$5,833	$20,141
Issuances	604	32	636
Premiums received	121	408	529
Policy charges	(97)	(8)	(105)
Surrenders and withdrawals	(433)	(49)	(482)
Interest credited	151	3	154
Benefit payments	(110)	(7)	(117)
Other	1	27	28
Balance, end of period	$14,545	$6,239	$20,784
The balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums follow.

AS OF MAR. 31, 2024 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other[1]	Total
Direct Insurance	0% - 1%	$2,251	$56	$487	$916	$—	$3,710
	1% - 2%	661	385	2,059	2,585	—	5,690
	2% - 3%	1,275	374	309	4,956	—	6,914
	Greater than 3%	915	7	1	3	—	926
	Other[1]	—	—	—	—	348	348
	Total	$5,102	$822	$2,856	$8,460	$348	$17,588

Reinsurance	0% - 1%	$—	$689	$206	$43	$—	$938
	1% - 2%	—	—	17	—	—	17
	Other[1]	—	—	—	—	6,743	6,743
	Total	$—	$689	$223	$43	$6,743	$7,698

AS OF MAR. 31, 2023 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other[1]	Total
Direct Insurance	1% - 2%	4,310	488	2,692	2,295	—	9,785
	2% - 3%	1,575	546	346	550	—	3,017
	Greater than 3%	608	13	4	16	—	641
	Other[1]	—	—	—	—	1,102	1,102
	Total	$6,493	$1,047	$3,042	$2,861	$1,102	$14,545

Reinsurance	0% - 1%	$—	$470	$206	$7	$—	$683
	1% - 2%	—	—	14	—	—	14
	Other[1]	—	—	—	—	5,540	5,540
	Total	$—	$470	$220	$7	$5,540	$6,239
1.Other includes products with either a fixed rate or no guaranteed minimum crediting rate.

NOTE 19. MARKET RISK BENEFITS
The net balance of market risk benefit assets and liabilities of, and changes in guaranteed minimum withdrawal benefits associated with, annuity contracts follows.

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of period, before effect of changes in the instrument-specific credit risk	$—	$55	$55
Effect of changes in the beginning instrument-specific credit risk	1	(17)	(16)
Attributed fees collected	5	9	14
Interest accrual	1	2	3
Adjustment from deterministic to stochastic	4	(9)	(5)
Effect of experience variance	(3)	5	2
Effect of changes in financial assumptions	12	(8)	4
Effect of changes in other future expected assumptions	—	13	13
Effect of changes in the ending instrument-specific credit risk	8	46	54
Balance, end of period	$28	$96	$124

Net amount of risk	$—	$963
Weighted average attained age of contract holders (years)	65	66

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of period, before effect of changes in the instrument-specific credit risk	$44	$70	$114
Effect of changes in the beginning instrument-specific credit risk	26	(28)	(2)
Attributed fees collected	2	6	8
Interest accrual	1	1	2
Adjustment from deterministic to stochastic	5	1	6
Effect of experience variance	(3)	—	(3)
Effect of changes in financial assumptions	(1)	(17)	(18)
Effect of changes in the ending instrument-specific credit risk	(18)	10	(8)
Issuance and other	—	11	11
Balance, end of period	$56	$54	$110

Net amount of risk	$486	$677
Weighted average attained age of contract holders (years)	64	66
As of March 31, 2024 and 2023, the Company had no reinsurance recoverables pertaining to market risk benefits.
The reconciliation of market risk benefits by amounts in an asset position and in a liability position to the “Market risk benefit” amount in the statements of financial position follows.

AS OF US$ MILLIONS	March 31, 2024			December 31, 2023
	Asset	Liability	Net	Asset	Liability	Net
Direct Insurance	$27	$(55)	$(28)	$34	$(34)	$—
Reinsurance	—	(96)	(96)	—	(55)	(55)
Total	$27	$(151)	$(124)	$34	$(89)	$(55)

NOTE 20. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES
The liability for unpaid claims and claim adjustment expenses (“unpaid claims”) for property and casualty insurance is included in “Policy and contract claims” in the statements of financial position and is the amount estimated for incurred but not reported (“IBNR”) claims and claims that have been reported but not settled (“case reserves”), as well as associated claim adjustment expenses.
Information regarding the liability for unpaid claims is shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Policy and contract claims, beginning	$7,288	$1,786
Less: Unpaid claims balance, beginning – long-duration	198	217
Gross unpaid claims balance, beginning – short-duration	7,090	1,569
Less: Reinsurance recoverables, beginning	3,045	306
Foreign currency translation	4	—
Net unpaid claims balance, beginning – short-duration	4,041	1,263
Add: incurred related to
Current accident year	585	375
Prior accident years	7	(11)
Total incurred claims	592	364
Less: paid claims related to
Current accident year	90	108
Prior accident years	402	230
Total paid claims	492	338
Net unpaid claims balance, ending – short-duration	4,141	1,289
Foreign currency translation	3	—
Add: Reinsurance recoverables, ending	3,065	300
Gross unpaid claims balance, ending – short-duration	7,209	1,589
Add: Unpaid claims balance, ending – long duration	188	236
Policy and contract claims, ending	$7,397	$1,825
The estimates for ultimate incurred claims attributable to insured events of prior years increased by approximately $7 million and decreased by approximately $11 million, respectively, for the three months ended March 31, 2024 and 2023. The unfavorable development in the first quarter of 2024 was primarily related to movements on large individual surety claims within the specialty line of business, which were partially offset by lower-than-anticipated losses arising from the liability line of business, such as business owners, commercial automotive and other commercial businesses. The favorable development in the first three months of 2023 was a reflection of lower-than-anticipated losses arising from the liability line of business, including agribusiness, business owners, commercial automotive, and other commercial businesses.
For short-duration health insurance claims, the total of IBNR plus expected development on reported claims included in the liability for unpaid claims as of March 31, 2024 and December 31, 2023 were $3 million and $4 million, respectively.

NOTE 21. CORPORATE AND SUBSIDIARY BORROWINGS
The Company and its subsidiaries have bilateral revolving credit facilities backed by third-party financial institutions. The total available amount on the credit facilities is $750 million (December 31, 2023 – $750 million). The credit facilities bear interest at the specified SOFR or bankers’ acceptance rate plus a spread and have maturity dates of November 2024 ($200 million) and June 2028 ($550 million). As of March 31, 2024, $430 million was drawn on the bilateral credit facilities (December 31, 2023 – $430 million).
The Company has a $1.0 billion 364-day revolving credit facility, for the purpose of temporarily warehousing investments that will ultimately be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings. As of March 31, 2024, the facility had $752 million outstanding (December 31, 2023 – $776 million).
The Company also has a $500 million 364-day secured facility, maturing in April 2024. As of March 31, 2024 and December 31, 2023, the facility was fully drawn.
The Company also has a credit facility with Brookfield maturing in June 2025 that, as of March 31, 2024, permitted borrowings of up to $400 million under the Brookfield Credit Agreement. As of March 31, 2024 and December 31, 2023, there were no amounts drawn on the facility.
Subsidiary borrowings of $2.0 billion relate to debt issued at American National and Argo. $100 million matures in 2025, $1.0 billion matures in 2027 and the remaining $907 million matures between 2033 and 2042.
The above noted facilities require the Company and its subsidiaries to maintain minimum net worth covenants. As of March 31, 2024 and December 31, 2023, the Company was in compliance with its financial covenants.
The following is the maturity by year on corporate and subsidiary borrowings:

	Payments due by year
AS OF MAR. 31, 2024 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 -3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,582	—	1,252	—	—	—	330	—
Subsidiary borrowings	$1,963	(44)	100	—	—	1,000	—	907

	Payments due by year
AS OF DEC. 31, 2023 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 -3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,706	—	1,276	—	—	—	430	—
Subsidiary borrowings	$1,863	(23)	—	—	—	1,000	—	886

NOTE 22. INCOME TAXES
For the three months ended March 31, 2024, the effective tax rate on pre-tax income was 6.9%. The Company's effective tax rate differed from the statutory tax rate of 17.5% primarily due to international operations subject to different tax rates and changes in tax rates and imposition of new tax legislation.
For the three months ended March 31, 2023, the effective tax rate on pre-tax income was a recovery of 10.1%. The Company's effective tax rate differed from the statutory tax rate of 17.0% primarily due to international operations subject to different tax rates.
Introduction of Pillar Two
The Organization for Economic Cooperation and Development (“OECD”) and its member countries with support from the G20, have proposed the enactment of a global minimum tax of 15% for Multinational Enterprise (“MNE”) groups with global annual revenue of €750 million or more (“Pillar Two”). The Company may become subject to additional income taxes as a result of these proposals, as enacted locally across jurisdictions.
The Company is incorporated under the laws of Bermuda and is not required to pay any taxes in Bermuda based upon income or capital gains. However, in December 2023, the Government of Bermuda enacted a corporate income tax (“CIT”) regime, designed to align with the OECD’s global minimum tax rules. Effective January 1, 2025, the regime applies a 15% CIT to Bermuda businesses that are part of MNE groups with annual revenue of €750 million or more. As a result of this new regime, the Company recognized a deferred tax asset of $35 million as of December 31, 2023. We will continue to monitor developments prior to the commencement of this regime.
The Company has foreign operating subsidiaries principally located in Bermuda, the U.S., Canada and the Cayman Islands, as well as the United Kingdom (“U.K.”). The U.K. enacted legislation in July 2023 implementing certain provisions of Pillar Two and has also stated its intention to implement the undertaxed payment rule (“UTPR”). The planned adoption of the UTPR in the U.K. would enable other jurisdictions to impose taxes on a portion of an MNE’s global profits that are subject to an effective tax rate below the 15% minimum rate. While Canada has signaled its intention to fully enact Pillar Two legislation, its legislation is currently in draft. The U.S. and the Cayman Islands have not yet passed legislation with respect to Pillar Two.
The Company continues to evaluate the impact of the global minimum tax requirements by monitoring the legislative changes relating to Pillar Two and assessing their impact on our operations and financial statements.

NOTE 23. SHARE CAPITAL
As of March 31, 2024 and December 31, 2023, the share capital of the Company comprises the following:

AS OF US$ MILLIONS, EXCEPT SHARE AMOUNTS	March 31, 2024					December 31, 2023
	Par Value		Authorized to Issue	Issued and Outstanding	Carrying Amount	Par Value		Authorized to Issue	Issued and Outstanding	Carrying Amount
Class A Senior Preferred Shares		$25.00	100,000,000	—	$—		$25.00	100,000,000	—	$—
Class B Senior Preferred Shares	C$	25.00	100,000,000	—	—	C$	25.00	100,000,000	—	—
Class A Junior Preferred Shares	25.00		1,000,000,000	100,460,280	2,722	25.00		1,000,000,000	100,460,280	2,694
Class B Junior Preferred Shares	C$	25.00	1,000,000,000	—	—	C$	25.00	1,000,000,000	—	—
Exchangeable Class A Shares	33.34		1,000,000,000	16,834,918	666	33.42		1,000,000,000	15,311,749	615
Exchangeable Class A-1 Shares	33.34		500,000,000	26,550,608	907	33.42		500,000,000	28,073,777	961
Class B Shares	33.34		500,000	24,000	1	33.42		500,000	24,000	1
Class C Shares	1.00		1,000,000,000	102,056,784	3,607	1.00		1,000,000,000	102,056,784	3,607

For the three months ended March 31, 2024, other than the conversion of Class A-1 exchangeable shares by certain of its shareholders to Class A exchangeable shares, no other events impacted the Company’s share capital position.
For the three months ended March 31, 2023, the following events impacted the Company’s share capital position:
•Through the month of March 2023, the Company issued 1,165,000 Class A exchangeable shares in exchange for 1,165,000 Class A shares of Brookfield, valued at $38 million.
•On March 3, 2023, the Company converted 309,037 Class A exchangeable shares for $10 million into 380,268 Class C shares.

As of March 31, 2024 and December 31, 2023, there were $210 million and $182 million of accrued dividends on Class A junior preferred shares, respectively. The redemption value is equal to the carrying value as of March 31, 2024 and December 31, 2023.
The movement of shares issued and outstanding is as follows:

	2024					2023
AS OF AND FOR THE THREE MONTHS ENDED MAR. 31	Class A Redeemable Junior Preferred Shares	Class A Exchangeable Shares	Class A-1 Exchangeable Shares	Class B Shares	Class C Shares	Class A Redeemable Junior Preferred Shares	Class A Exchangeable Shares	Class A-1 Exchangeable Shares	Class B Shares	Class C Shares
Beginning, Jan. 1	100,460,280	15,311,749	28,073,777	24,000	102,056,784	100,460,280	9,594,989	—	24,000	40,934,623
Issuances	—	—	—	—	—	—	1,165,000	—	—	—
Conversions	—	1,523,169	(1,523,169)	—	—	—	(309,037)	—	—	380,268
Ending, Mar. 31	100,460,280	16,834,918	26,550,608	24,000	102,056,784	100,460,280	10,450,952	—	24,000	41,314,891
\

NOTE 24. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of and changes in the accumulated other comprehensive income (“AOCI”), and the related tax effects, are shown below:

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 US$ MILLIONS	Change in Net Unrealized Investment Gains (Losses)	Change in Discount Rate for Liability for Future Policyholder Benefit Liability	Change in Instrument Specific Credit Risk for Market Risk Benefit	Defined Benefit Pension Plan Adjustment	Foreign Currency Adjustment	Total
Balance as of January 1, 2024	$(438)	$239	$(15)	$85	$9	$(120)
Other comprehensive income (loss) before reclassifications	(133)	206	(40)	4	(14)	23
Amounts reclassified to (from) net income	(6)	—	—	—	—	(6)
Deferred income tax benefit (expense)	33	(47)	2	(1)	—	(13)
Balance as of March 31, 2024	$(544)	$398	$(53)	$88	$(5)	$(116)

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Change in Net Unrealized Investment Gains (Losses)	Change in Discount Rate for Liability for Future Policyholder Benefit Liability	Change in Instrument Specific Credit Risk for Market Risk Benefit	Defined Benefit Pension Plan Adjustment	Foreign Currency Adjustment	Total
Balance as of January 1, 2023	$(1,017)	$507	$(7)	$—	$(6)	$(523)
Other comprehensive income (loss) before reclassifications	408	(204)	12	—	(2)	214
Amounts reclassified to (from) net income	20	—	—	1	—	21
Deferred income tax benefit (expense)	(21)	26	—	—	—	5
Balance as of March 31, 2023	$(610)	$329	$5	$1	$(8)	$(283)

NOTE 25. EARNINGS PER SHARE
The components of basic earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS AND SHARES	2024	2023
Net income for the period	$337	$(93)
Dividends on Class A redeemable junior preferred shares	(28)	(28)
	$309	$(121)
Attributable to:
Class A exchangeable, Class A-1 exchangeable and Class B shareholders	$3	$1
Class C shareholders	304	(127)
Non-controlling interests	2	5
	$309	$(121)

Earnings per class C share – basic	$2.98	$(3.09)

Weighted average shares – Class C shares	102,056,784	41,052,929
NOTE 26. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.
(a)Brookfield Reinsurance agreements
The Company has an outstanding equity commitment in the amount of $2.0 billion from Brookfield to fund future growth, which the Company may draw on from time to time. As of March 31, 2024 and December 31, 2023, there were no amounts drawn under the equity commitment.
The Company has a revolving credit facility with Brookfield under the Brookfield Credit Agreement. Refer to Note 21 for more details.
The following table reflects the related party agreements and transactions involving Brookfield included in the statements of operations:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Credit agreement fees to Brookfield	$—	$—
Support agreement fees to Brookfield	—	—
Rights agreement fees to Brookfield	—	—
Administration fees to Brookfield	3.4	1.7
Investment management fees to Brookfield	20.9	14.6
Licensing agreement fees to Brookfield	—	—
Outsourcing fees to Brookfield	0.1	0.7
(b)Other related party transactions
During the period, the Company and its subsidiaries, in aggregate, purchased related party investments of $125 million (2023 – $593 million). Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the financial statements.
The Company had $263 million of cash on deposit with wholly-owned subsidiaries of Brookfield as of March 31, 2024 (December 31, 2023 – $266 million).

NOTE 27. SEGMENT REPORTING
The Company’s operations are organized into three reporting segments: Direct Insurance, Reinsurance and PRT. These segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings (“DOE”).
DOE is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and the Company’s share of adjusted earnings from investments in certain associates. DOE allows the CODM to evaluate the Company’s segments on the basis of return on invested capital generated by its operations and allows the Company to evaluate the performance of its segments.
The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE THREE MONTHS ENDED MAR. 31, 2024 US$ MILLIONS	Direct Insurance	Reinsurance	Pension Risk Transfer	Total
Net premiums and other policy related revenues	$1,032	$—	$611	$1,643
Other net investment income, including funds withheld	505	117	72	694
Segment revenues	1,537	117	683	2,337
Policyholder benefit, net	(745)	(36)	(662)	(1,443)
Other insurance and reinsurance expenses	(310)	(29)	1	(338)
Operating expenses excluding transactions costs	(210)	(8)	(8)	(226)
Interest expense	(37)	(1)	—	(38)
Current income tax expense	(3)	—	—	(3)
Segment DOE	$232	$43	$14	289
Depreciation expense				(22)
Deferred income tax expense				(15)
Transaction costs				(12)
Net investments gains and losses, including funds withheld				259
Unrealized mark to market within insurance contracts				(76)
Other corporate activities				(86)
Net Income				$337

FOR THE THREE MONTHS ENDED MAR. 31 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Pension Risk Transfer	Total
Net premiums and other policy related revenues	$722	$—	$175	$897
Other net investment income, including funds withheld	309	79	43	431
Segment revenues	1,031	79	218	1,328
Policyholder benefits, net	(506)	—	(197)	(703)
Other insurance and reinsurance expenses	(236)	(54)	(5)	(295)
Operating expenses excluding transactions costs	(150)	(5)	(5)	(160)
Interest expense	(23)	—	—	(23)
Current income tax expense	(6)	—	—	(6)
Segment DOE	$110	$20	$11	141
Depreciation expense				(5)
Deferred income tax recovery				13
Transaction costs				(4)
Net investment gains and losses, including funds withheld				(145)
Unrealized mark-to-market within insurance contracts				(79)
Other corporate activities				(14)
Net loss				$(93)
Our Direct Insurance business involves direct origination of insurance policies including life, annuity, health and property and casualty products. Total premium revenues recorded within our Direct Insurance segment for the three months ended March 31, 2024 and 2023 were primarily from transactions with U.S. retail customers. As stated in Note 16, the Company closed its acquisition of Argo in November 2023. Argo’s operations are included in the Direct Insurance segment in their entirety.
Our Reinsurance business is focused primarily on the reinsurance of annuity-based products and transacts with direct insurers and other reinsurers. All existing reinsurance contracts are with U.S.-based insurance companies. Total premium revenues recorded within our Reinsurance segment for the three months ended March 31, 2024 and 2023 were from transactions with two U.S. ceding companies.
Total premium revenues recorded within our PRT segment for the three months ended March 31, 2024 were from Canadian and U.S. counterparties.
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, liabilities and common equity attributable to each segment.

AS OF MAR. 31, 2024 US$ MILLIONS	Direct Insurance	Reinsurance	Pension Risk Transfer	Other[1]	Total
Assets	$44,404	$10,597	$5,436	$2,676	$63,113
Liabilities	36,963	9,400	5,216	2,350	53,929
Equity and other	7,441	1,197	220	326	9,184

AS OF DEC. 31, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Pension Risk Transfer	Other[1]	Total
Assets	$43,402	$10,711	$4,970	$2,560	$61,643
Liabilities	36,204	9,654	4,797	2,139	52,794
Equity and other	7,198	1,057	173	421	8,849
1.Other represents assets, liabilities, mezzanine equity and equity attributable to other activities that do not constitute a segment.

NOTE 28. FINANCIAL COMMITMENTS AND CONTINGENCIES
Commitments
As of March 31, 2024, subsidiaries of the Company had outstanding commitments to purchase, expand or improve real estate and to fund mortgage loans, private loans and investment funds of $5.2 billion (December 31, 2023 – $5.4 billion).
In addition, the subsidiaries of the Company had outstanding letters of credit in the amount of $1.2 billion as of March 31, 2024 (December 31, 2023 – $941 million).
Certain of our subsidiaries lease insurance sales office space, technological equipment and automobiles. The remaining long-term lease commitments as of March 31, 2024 were approximately $9 million (December 31, 2023 – $14 million) and are included in the Company’s statements of financial position within “Other Liabilities”.
Federal Home Loan Bank (“FHLB”) Agreements
Certain of the Company’s subsidiaries have access to the FHLB’s financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements. As of March 31, 2024, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $6 million (December 31, 2023 – $8 million) and commercial mortgage loans of approximately $899 million (December 31, 2023 – $977 million) were on deposit with the FHLB as collateral for borrowing. As of March 31, 2024, the collateral provided borrowing capacity of approximately $615 million (December 31, 2023 – $646 million). The deposited securities and commercial mortgage loans are included in the statements of financial position within “Available-for-sale fixed maturity securities” and “Mortgage loans on real estate”, respectively.
Litigation
Certain of the Company’s subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain lawsuits include claims for compensatory and punitive damages. We provide accruals for these items to the extent we deem the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the statements of financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.
Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on the Company’s financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to the Company is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the lowest amount of the range.

NOTE 29. SUBSEQUENT EVENTS
On May 2, 2024, the Company closed the acquisition of American Equity Investment Life Holding Company (“AEL”), a leading U.S. annuity platform, by acquiring all of the outstanding shares of common stock of AEL the Company does not already own in a cash and stock transaction that values AEL at $56.50 per share. Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination is not available as of the date of release of these financial statements. As a result, the Company has not provided amounts recognized as of the acquisition date for certain major classes of assets acquired and liabilities assumed.
Subsequent to quarter end, the Company extended the maturity on its $500 million 364-day secured facility to April 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis (“MD&A”) covers the financial position as of March 31, 2024 and December 31, 2023 and the results of operations for the three months ended March 31, 2024 and 2023. Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our”, or the “Company” means Brookfield Reinsurance Ltd., together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and its subsidiaries.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Information” within this MD&A.
The information in this MD&A should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements (“the financial statements”) prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as of March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023, as well as the December 31, 2023 audited consolidated financial statements included within the Form 20-F, filed with the SEC on March 28, 2024 (“2023 Form 20-F”). Interim operating results for the three months ended March 31, 2024 are not necessarily indicative of the results expected for the entire year.
Overview of Our Business
Our Company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries, North End Re Ltd. (“NER Ltd.”), North End Re (Cayman) SPC (“NER SPC”), Brookfield Annuity Company (“BAC”), American National Group, LLC (“American National”) and Argo Group International Holdings, Inc. (“Argo”).
Our Company operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, our Company offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty (“P&C”) insurance. Our business is presently conducted through our subsidiaries under three operating segments, which we refer to as our Direct Insurance, Reinsurance and Pension Risk Transfer (“PRT”) businesses. The principal operating entities of the Company generally maintain their own independent management and infrastructure. Refer to the “Lines of Business” section of the MD&A for further details on our operating segments’ businesses.

Controls and Procedures
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2024. Based on the evaluation conducted, it was concluded that our disclosure controls and procedures were effective. There were no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Key Financial Data
The following table presents key financial data of the Company:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Total assets	$63,113	$44,951
Net income (loss)	337	(93)
Adjusted Equity[1]	9,300	4,688
Distributable Operating Earnings[1,2]	279	145

1.Distributable Operating Earnings and Adjusted Equity are Non-GAAP measures. See “Reconciliation of Non-GAAP Measures”.
2.Distributable Operating Earnings for the three months ended March 31, 2024 are inclusive of net costs of $10 million relating to corporate activities outside of our three operating segments (March 31, 2023 – net gains of $4 million).

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
The following table summarizes the financial results of our business for the three months ended March 31, 2024 and 2023:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Net premiums	$1,531	$800
Other policy revenue	112	97
Net investment income	574	400
Investment related gains (losses)	145	(106)
Net investment results from funds withheld	224	12
Total revenues	2,586	1,203

Policyholder benefits and claims incurred	(1,414)	(742)
Interest sensitive contract benefits	(242)	(241)
Commissions for acquiring and servicing policies	(161)	(180)
Net change in deferred policy acquisition costs	10	112
Change in fair value of market risk benefit	(31)	(6)
Other reinsurance expenses	(19)	(14)
Operating expenses	(295)	(176)
Interest expense	(72)	(60)
Total benefits and expenses	(2,224)	(1,307)

Net income (loss) before income taxes	362	(104)
Income tax recovery (expense)	(25)	11
Net income (loss) for the period	337	(93)
Less: non-controlling interests	(2)	(5)
Net income (loss) attributable to shareholders	$335	$(98)
Comparison of three months ended March 31, 2024 and 2023
For the three months ended March 31, 2024, we reported net income of $337 million, compared to a net loss of $93 million in the prior year quarter. The increase of $430 million is primarily due to growth in our business and redeployment of capital into higher yielding investments. We also benefited from the contribution of Argo in the quarter, following the acquisition in November 2023.
Net premiums and other policy revenue were $1.6 billion for the three months ended March 31, 2024, compared to $897 million in the prior year quarter. The increase of $746 million is primarily due to a higher number of PRT deals closed in 2024 including continued growth within our U.S. business, which contributed $538 million of premiums.
Net investment income increased by $174 million for the three months ended March 31, 2024, relative to the prior year quarter. Net investment income is comprised of interest and dividends earned on financial instruments, equity investments and other miscellaneous fee income. The increase from the prior year quarter was driven by the growth in our investment portfolio and the rotation into higher yielding investment strategies.
We recorded $145 million of investment related gains for the three months ended March 31, 2024, an increase of $251 million over the prior year quarter, which recognized a $106 million loss. The increase is primarily driven by mark-to-market movements on our investments and derivative assets.
Net investment results from funds withheld increased by $212 million for the three months ended March 31, 2024 compared to the prior year quarter. This increase is primarily driven by mark-to-market gains on embedded derivatives arising from our modified coinsurance reinsurance treaties.

Interest sensitive contract benefits represent interest credited to policyholders’ account balances from our investment contracts with customers, as well as amortization of deferred revenue. Commissions for acquiring and servicing policies represent any sales commission payments or incremental costs of obtaining the contract that are amortized over the contract term subsequent to initial capitalization. For the three months ended March 31, 2024, the amounts decreased by $18 million in aggregate, primarily driven by surrenders and withdrawals activities in our Reinsurance segment during the quarter.
Change in fair value of market risk benefit represents the mark-to-market movements of our liability based on the protection to the policyholder from capital market risk. The loss of $31 million for the three months ended March 31, 2024 is primarily due to movements in interest rates used in the valuation of these liabilities.
Operating expenses were $295 million for the three months ended March 31, 2024, compared to $176 million in the prior year quarter, which represents an increase of $119 million. The increase was primarily driven by the contribution of expenses from Argo, as well as additional costs incurred to support the continued growth of our business.
Interest expense increased by $12 million for the three months ended March 31, 2024 compared to the prior year quarter. The increase is primarily driven by increased borrowing activity related to the Argo acquisition, coupled with higher interest rates.
Distributable Operating Earnings (“DOE”) increased by $134 million to $279 million for the three months ended March 31, 2024. The increase was primarily driven by new business, higher spread earnings and a full quarter of earnings contribution from Argo.

CONSOLIDATED FINANCIAL POSITION
The following table summarizes the financial position as of March 31, 2024 and December 31, 2023:

AS OF US$ MILLIONS, EXCEPT SHARE DATA	Mar 31, 2024	Dec 31, 2023
Assets
Investments	$42,565	$39,838
Cash and cash equivalents	2,574	4,308
Reinsurance funds withheld	7,274	7,248
Accrued investment income	323	280
Deferred policy acquisition costs	2,478	2,468
Premiums due and other receivables	740	711
Ceded unearned premiums	566	401
Deferred tax asset	384	432
Reinsurance recoverables	3,458	3,388
Property and equipment	282	294
Goodwill	121	121
Intangible assets	220	235
Other assets	843	730
Separate account assets	1,285	1,189
Total assets	63,113	61,643
Liabilities
Future policy benefits	10,244	9,813
Policyholders’ account balances	25,286	24,939
Policy and contract claims	7,397	7,288
Deposit liabilities	1,559	1,577
Market risk benefit	151	89
Unearned premium reserve	1,989	2,056
Due to related parties	555	564
Other policyholder funds	340	335
Notes payable	185	174
Corporate borrowings	1,582	1,706
Subsidiary borrowings	1,963	1,863
Liabilities issued to reinsurance entities	119	114
Other liabilities	1,274	1,087
Separate account liabilities	1,285	1,189
Total liabilities	53,929	52,794
Mezzanine equity
Redeemable junior preferred shares	2,722	2,694
Equity
Class A exchangeable, Class A-1 exchangeable, Class B and Class C	5,181	5,184
Retained earnings	1,252	945
Accumulated other comprehensive loss	(116)	(120)
Non-controlling interests	145	146
Total equity	6,462	6,155
Total liabilities, mezzanine equity and equity	$63,113	$61,643
Comparison as of March 31, 2024 and December 31, 2023
Total assets increased by $1.5 billion during the quarter to $63.1 billion, primarily driven by capital deployment from annuity sales during the quarter, including new PRT deals.
Cash and cash equivalents decreased by $1.7 billion from December 31, 2023 to March 31, 2024 primarily driven by the redeployment of cash and cash equivalents into short-term investments. We continue to maintain a strong liquidity position across our segments. For further information, refer to “Liquidity and Capital Resources” section of the MD&A.

Total investments increased by $2.7 billion from December 31, 2023 to March 31, 2024, primarily driven by capital deployed from new business wins, coupled with redeployment of cash and cash equivalents into short-term investments.
Reinsurance funds withheld remained largely consistent from December 31, 2023 to March 31, 2024 as mark-to-market gains on the embedded derivatives due to movements in rates were largely offset by a reduction in our investment balance withheld.
Deferred policy acquisition costs (“DAC”) are capitalized costs directly related to writing new policyholder contracts and include the value of business acquired (“VOBA”) intangible assets. The balance remained largely consistent from December 31, 2023 to March 31, 2024 as DAC additions arising from new business wins were largely offset by the amortization of DAC and VOBA.
Ceded unearned premiums represent a portion of unearned premiums ceded to reinsurers. The increase of $165 million from December 31, 2023 to March 31, 2024 is primarily driven by additional reinsurance agreements within our Direct Insurance segment intended to reduce our exposure to products deemed non-core.
Reinsurance recoverables are estimated amounts due to the Company from reinsurers or cedants, related to paid and unpaid ceded benefits, claims and expenses and are presented net of reserves for collectability. The balance remained consistent from December 31, 2023 to March 31, 2024 with new business cessions being offset by reinsurance settlements.
Other assets were $843 million as of March 31, 2024, increasing by $113 million from December 31, 2023. The balance includes current tax asset, market risk benefit asset, prepaid pension assets, as well as other miscellaneous receivables. The increase is primarily driven by the increase in our current tax asset and accounts receivable.
Separate account assets and liabilities both increased by $96 million from December 31, 2023 to March 31, 2024, principally due to net realized gains in underlying assets.
Future policy benefits and policyholders’ account balances increased by $778 million from December 31, 2023 to March 31, 2024, primarily driven by new premiums and interest sensitive contract benefits as the business continues to expand across our segments.
Policy and contract claims increased by $109 million from December 31, 2023 to March 31, 2024 driven by the loss experience of our P&C business during the quarter.
Corporate and subsidiary borrowings decreased by $24 million from December 31, 2023 to March 31, 2024 as the repayment of corporate borrowings was largely offset by the additional subsidiary borrowings made during the quarter.
Redeemable junior preferred shares, issued to Brookfield in 2022, increased by $28 million due to accrued dividends during the quarter.

SEGMENT REVIEW
The Company’s operations are organized into three operating segments: Direct Insurance, Reinsurance and PRT.
We measure operating performance primarily using DOE which measures our ability to acquire net insurance assets at a positive margin, and invest these assets at a return that is greater than the cost of policyholder liabilities.
Direct Insurance
The following table presents DOE of our Direct Insurance segment for the three months ended March 31, 2024 and 2023:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
DOE	$232	$110
Comparison of the three months ended March 31, 2024 and 2023
DOE within our Direct Insurance business represents contribution from our direct origination annuity, life and P&C businesses operated by American National as well as P&C business operated by Argo.
DOE increased by $122 million for the three months ended March 31, 2024 compared to the prior year quarter. The increase is primarily attributable to a full quarter of earnings contribution from Argo as well as increased investment income from our continued deployment into higher yielding investment strategies.
DOE related to our Direct Insurance business also includes financing costs associated with subsidiary borrowings and corporate overhead directly related to the segment.
Reinsurance
The following table presents DOE of our Reinsurance segment for the three months ended March 31, 2024 and 2023:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
DOE	$43	$20
Comparison of the three months ended March 31, 2024 and 2023
DOE increased to $43 million for the three months ended March 31, 2024, compared to $20 million for the prior year quarter. The increase is primarily driven by our continued deployment of capital into the segment.
Pension Risk Transfer
The following table presents DOE of our PRT segment for the three months ended March 31, 2024 and 2023:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
DOE	$14	$11
Comparison of the three months ended March 31, 2024 and 2023
DOE increased to $14 million for the three months ended March 31, 2024 compared to $11 million from the prior year quarter. The increase was primarily driven by the continued scale-up of our U.S. PRT business. During the quarter, we closed a total of 16 PRT deals across our U.S. and Canadian markets, representing $776 million of premiums (2023 – 18 deals representing $175 million).

Lines of Business
Direct Insurance
Our Direct Insurance business is operated primarily through American National and Argo. American National offers life insurance, annuities, credit insurance, pension products and P&C insurance for personal lines, agribusiness and certain commercial exposures, whereas Argo offers P&C coverages. Our primary insurance products and coverages are as follows:
Life Insurance
Whole Life – Whole life products provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period. Premium payments may be required for the entire life of the contract, to a specified age or a fixed number of years, and may be level or change in accordance with a predetermined schedule. Whole life insurance includes some policies that provide a participation feature in the form of dividends. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender, or reduce the premiums required to maintain the contract in-force.
Universal Life – Universal life insurance products provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts. Universal life products may allow the policyholder, within certain limits, to increase or decrease the amount of death benefit coverage over the term of the contract and to adjust the frequency and amount of premium payments. Universal life products are interest rate sensitive, and we determine the interest crediting rates during the contract period, subject to policy specific minimums. An equity-indexed universal life product is credited with interest using a return that is based, in part, on changes in an index, such as the Standard & Poor’s 500 Index (“S&P 500”), subject to a specified minimum.
Variable Universal Life – Variable universal life products provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
Credit Life Insurance – Credit life insurance products are sold in connection with a loan or other credit account. Credit life insurance products are designed to pay the lender the borrower’s remaining debt on a loan or credit account if the borrower dies during the coverage period.
Annuities
Deferred Annuities – A deferred annuity is an asset accumulation product. Deposits are received as a single premium deferred annuity or in a series of payments for a flexible premium deferred annuity. Deposits are credited with interest at our determined rates subject to policy minimums. For certain limited periods of time, usually from one to ten years, interest rates are guaranteed not to change. Deferred annuities usually have surrender charges that begin at issue and reduce over time and may have market value adjustments that can increase or decrease any surrender value. An equity-indexed deferred annuity is credited with interest using a return that is based, in part, on changes in an index, such as the S&P 500, subject to a specified minimum.
Single Premium Immediate Annuities – A single premium immediate annuity (“SPIA”) is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Variable Annuities – With a variable annuity, the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the separate account investment options selected by the policyholder. Our variable annuity products have no guaranteed minimum withdrawal benefits. This product accounts for less than 1% of our annuity business.
Property and Casualty
Liability – Liability lines include a broad range of primary and excess casualty products, such as specialty casualty, construction defect, general liability, commercial multi-peril, workers compensation, product liability, environmental liability and auto liability. Liability lines are generally considered long-tailed as it takes a relatively long period of time to finalize and resolve all claims from a given accident year. Some products have long claims reporting lags and/or longer time lags for payment of claims.

Professional – Professional lines provide both admitted and non-admitted policies for professional liability such as management liability (including directors and officers), transaction liability and errors and omissions liability. Professional lines are generally considered long-tailed as it takes a relatively long period of time to finalize and resolve all claims from a given year.
Property – Property lines offer policies protecting various types of personal and commercial properties from man-made and natural disasters, including property insurance for homeowners and renters, inland marine and auto physical damages. Property lines are considered short-tailed as claims are generally known quickly and resolved in a short period of time.
Specialty – Specialty lines include niche insurance coverages such as surety, animal mortality and ocean marine. Specialty lines are considered generally short-tailed as claims are typically known relatively quickly, although it may take a longer period of time to finalize and resolve all claims from a given year.
Reinsurance
Within our Reinsurance business, we are focused primarily on the reinsurance of annuity-based products and primarily seek to transact with direct insurers and other reinsurers.
Annuities are insurance contracts that provide a defined income stream, typically for retirement planning. Policyholders deposit money with an insurance company in return for a fixed stream of cash flows either immediately or in the future. Reinsurance is an arrangement whereby an insurance company, the reinsurer, agrees to indemnify another insurance company, referred to as the ceding company or cedant, for all or a portion of the insurance risks that are underwritten by the ceding company. Reinsurance serves multiple purposes, including to (i) transfer insurance risk off of a ceding company’s balance sheet, enabling it to more efficiently manage balance sheet capacity to increase the volume of business it can underwrite; (ii) stabilize a ceding company’s operating results; (iii) assist the cedant in achieving applicable regulatory requirements; and (iv) optimize the overall financial strength and capital structure of the cedant.
Reinsurance may be structured as a block transaction, pursuant to which a reinsurer contractually assumes assets and liabilities associated with an in-force book of business, or as a flow arrangement, pursuant to which a reinsurer contractually agrees to assume assets and liabilities for future business.
We primarily seek to reinsure three types of annuity products: fixed annuities, fixed index annuities and payout annuities.
Fixed Annuities – A fixed annuity (“FA”) is a type of insurance contract that provides a fixed rate of investment return (often referred to as a crediting rate) for a specified period of time. Fixed rate reset annuities have a crediting rate that is typically guaranteed for a period of one year, after which insurers are able to change the crediting rate at their discretion, generally to any rate at or above a previously guaranteed minimum rate. Insurers earn income on FA contracts by generating a net investment spread, which is based on the difference between income earned on the investments supporting the liabilities and the crediting rate owed to customers.
Fixed Index Annuities – A fixed index annuity (“FIA”) is an insurance contract in which the policyholder makes one or more premium deposits that earn interest at a crediting rate based on a specified market index. Policyholders are entitled to recurring or lump sum payments for a specified period of time. FIAs provide policyholders with the ability to earn interest without significant downside risk to their principal balance. A market index tracks the performance of a specific group of stocks or other assets representing a particular segment of the market, or in some cases, an entire market. A policyholder’s crediting rate in relation to a market index is based on the change in the relevant market index, subject to a pre-defined cap (a maximum rate that may be credited), spread (a credited rate determined by reducing a specific rate from the index return) and/or a participation rate (a credited rate equal to a percentage of the index return). Insurers earn income on FIA contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.

Payout Annuities – A payout annuity is an income-generating insurance product. In exchange for a lump-sum premium, the policyholder receives a series of guaranteed income payments for one lifetime, two lifetimes, or a specified period of time. Insurers earn income on payout annuity contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
We operate our Reinsurance business through licensed operating companies, NER Ltd. and NER SPC. As of the date of this MD&A, our subsidiaries have reinsurance and retrocession agreements with two third parties to reinsure blocks of U.S. fixed annuities and fixed indexed annuities.
Pension Risk Transfer
PRT is the transfer by a corporate sponsor of the risks, or some of the risks, associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk. Longevity risk represents the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued to a pension plan by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.
A PRT insurance transaction may be structured as either a buy-out annuity or a buy-in annuity. Under a buy-out annuity, a direct insurer enters into a group annuity contract with the plan sponsor and assumes the liability to fund, administer and pay benefits covered under the contract directly to the individual pension plan members covered under the contract. Under a buy-in annuity, the insurer enters into a group annuity contract with the plan sponsor and is liable to fund and pay the benefits covered under the contract to the pension plan fund, with the plan sponsor retaining the liability to administer and pay pension benefits to plan members. In both cases, the insurer assumes the investment and longevity risks. In the U.S., a PRT insurance transaction may further be structured as either a general account annuity or a separate account annuity. A separate account annuity offers an added layer of protection and security to the annuitants as the assets supporting the pension liabilities are held in a separate account, insulated from an insurer’s general account. Under GAAP, buy-out and buy-in annuities are accounted for without distinguishing one another, and separate account annuities are treated as general account products.
We seek to earn income on PRT group annuities by generating a net investment spread, which is based on the difference between income earned on the investments supporting the annuity contract and the cost of the pension liabilities assumed.
Today, our PRT business is primarily operated in the U.S. and Canada. Our Canadian PRT business is operated through BAC, a Canadian domiciled, licensed and regulated direct life insurance company that provides PRT solutions to organizations across Canada. Through American National, we also operate a U.S. PRT business, which became licensed during 2022 and successfully completed its first PRT transaction in December 2022.

Liquidity and Capital Resources
CAPITAL RESOURCES
We strive to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, access to the Company’s third-party credit facilities, and our credit facility and equity commitment with Brookfield. We proactively manage our liquidity position to meet liquidity needs and continue to develop relationships with lenders who provide borrowing capacity at competitive rates, while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our corporate liquidity for the periods noted below consisted of the following:

AS OF MAR. 31, 2024 AND DEC. 31, 2023 US$ MILLIONS	2024	2023
Cash and cash equivalents	$89	$78
Liquid financial assets	198	212
Undrawn credit facilities	720	720
Total Corporate Liquidity[1]	$1,007	$1,010
1.See “Performance Measures used by Management”.
As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. In June 2021, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of Class C shares or junior preferred shares. As of March 31, 2024, there was $2.0 billion of undrawn equity commitment available. In addition, in connection with the Spin-off, we entered into a credit agreement with Brookfield as the lender, providing a revolving $400 million credit facility. In addition, we have $750 million revolving credit facilities with external banks. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation is a matter of optimizing needs and opportunities at that time. As of the date of this MD&A, there were no amounts drawn on the Brookfield facility.
Today, we have significant liquidity within our insurance portfolios, giving us flexibility to secure attractive investment opportunities. In addition to a portfolio of highly liquid financial assets, our operating companies have additional access to liquidity from sources such as the Federal Home Loan Bank (“FHLB”) within our Direct Insurance segment. As of March 31, 2024, the Company had no drawings and a total of $615 million undrawn commitment available related to this program.
Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As of March 31, 2024, the Company’s total liquidity was $27.6 billion, which included $89 million of unrestricted cash and cash equivalents and $198 million of unrestricted liquid financial assets held by non-regulated corporate entities.

AS OF MAR. 31, 2024 AND DEC. 31, 2023 US$ MILLIONS	2024	2023
Cash and cash equivalents	$2,574	$4,308
Liquid financial assets	24,300	21,927
Undrawn credit facilities	720	720
Total Liquidity[1]	$27,594	$26,955
1.See “Performance Measures used by Management”.

Comparison of the three months ended March 31, 2024 and 2023
The following table presents a summary of our cash flows and ending cash balances for the three months ended March 31, 2024 and 2023:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Operating activities	$232	$198
Investing activities	(2,293)	(74)
Financing activities	333	86
Cash and cash equivalents:
Cash and cash equivalents, beginning of period	4,308	2,145
Net change during the period	(1,728)	210
Foreign exchange on cash balances held in foreign currencies	(6)	(1)
Cash and cash equivalents, end of period	$2,574	$2,354
Operating Activities
For the three months ended March 31, 2024, we generated $232 million of cash from operating activities compared to $198 million generated during the prior year quarter. The increase is primarily due to growth in the business benefitting from the contribution by Argo during the quarter as well as an increase in PRT deals written.
Investing Activities
During the current quarter, we rotated our investment portfolio into higher yielding investment strategies while also deploying a portion of our cash and cash equivalents into short-term investments to benefit from higher interest rates. This resulted in higher net deployment during the period of $2.3 billion of cash from investing activities, compared to a net deployment of $74 million in the prior year quarter.
Financing Activities
For the three months ended March 31, 2024, we noted a net cash inflow of $333 million from our financing activities, compared to a net cash inflow of $86 million in the prior year quarter. The increase was primarily driven by deposits received on policyholders’ accounts coupled with reduced repayment activity on our borrowings.
Financial Instruments
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by the Company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations;
•We utilize local currency debt financing to the extent possible; and
•We may utilize derivative contracts to the extent that natural hedges are insufficient.
As of March 31, 2024, our total equity was $6.5 billion and our Adjusted Equity was $9.3 billion. Adjusted Equity represents the total economic equity of our Company through its Class A, A-1, B and C shares and the redeemable junior preferred shares issued by our Company, excluding our accumulated other comprehensive income. Refer to discussion on Non-GAAP Measures.
Included in equity and Adjusted Equity was approximately $239 million invested in Canadian dollars. As of March 31, 2024, we had a notional $2.8 billion (December 31, 2023 – $2.9 billion) of foreign exchange forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 9, “Derivative Instruments” of the financial statements.

Future Capital Obligations and Requirements
As of March 31, 2024, subsidiaries of the Company had total unfunded investment commitments of $5.2 billion (December 31, 2023 – $5.4 billion). These commitments, when funded, are primarily recognized as mortgage loans, private loans, investment funds, real estate and other invested assets. For additional information, see Note 28, “Financial Commitments and Contingencies” of the financial statements.
The following is the maturity by year on corporate and subsidiary borrowings:

	Payments due by year
AS OF MAR. 31, 2024 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 -3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,582	—	1,252	—	—	—	330	—
Subsidiary borrowings	$1,963	(44)	100	—	—	1,000	—	907

	Payments due by year
AS OF DEC. 31, 2023 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 -3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,706	—	1,276	—	—	—	430	—
Subsidiary borrowings	$1,863	(23)	—	—	—	1,000	—	886
For additional information, see Note 21, “Corporate and Subsidiary Borrowings” of the financial statements.
Capital Management
Capital management is the ongoing process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with the regulatory capital requirements.
The Company and its subsidiaries take an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The enterprise risk management framework includes a capital management policy that describes the key processes related to capital management, which is reviewed at least annually and approved by the Board of Directors. The operating capital levels are determined by the Company’s risk appetite and Own Risk and Solvency Assessment (“ORSA”). Furthermore, additional stress techniques are used to evaluate the Company’s capital adequacy under sustained adverse scenarios.
American National, Argo and NER SPC are required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
NER Ltd. is required to maintain minimum statutory capital and surplus equal to the greater of a minimum solvency margin and the enhanced capital requirement as determined by the Bermuda Monetary Authority (“BMA”). The Enhanced Capital Requirement (“ECR”) is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of a company’s business.
BAC is subject to Life Insurance Capital Adequacy Test (“LICAT”) as determined by Office of the Superintendent of Financial Institutions (“OSFI”). The LICAT ratio compares the regulatory capital resources of an insurance company to its Base Solvency Buffer or required capital.
The Company has determined that it is in compliance with all capital requirements as of March 31, 2024 and December 31, 2023.

Brookfield Operating Results
An investment in the Class A and Class A-1 exchangeable shares of the Company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s operating results for the three months ended March 31, 2024 and 2023 is provided below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Revenues	$22,907	$23,297
Net income	519	424
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of the exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, you should carefully consider the disclosure made by Brookfield in its continuous disclosure filings. Copies of the Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.com.
Industry Trends and Factors Affecting Our Performance
As a financial services business providing capital based solutions to the insurance industry, we are affected by numerous factors, including global economic and financial market conditions. Price fluctuations within equity, credit, commodity and foreign exchange markets, as well as interest rates, which may be volatile and mixed across geographies, can significantly impact the performance of our business. We also monitor factors such as consumer spending, business investment, the volatility of capital markets, interest rates, unemployment and the risk of inflation or deflation, which affect the business and economic environment and, in turn, impact the demand for the type of financial and insurance products offered by our business. Refer to “Industry Trends and Factors Affecting Our Performance” included within 2023 Form 20-F.
Critical Accounting Estimates
The preparation of the financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years. Refer to “Critical Accounting Policy and Estimates” included within 2023 Form 20-F.
Performance Measures Used by Management
To measure performance, we focus on net income and total assets, as well as certain non-GAAP measures, including DOE, Adjusted Equity, Total Corporate Liquidity and Total Liquidity which we believe are useful to investors to provide additional insights into assets within the business available for redeployment. Refer to the “Segment Review” and “Liquidity and Capital Resources” sections of this MD&A for further discussion on our performance and Non-GAAP measures for the three months ended March 31, 2024 and 2023.

Non-GAAP Measures
We regularly monitor certain Non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-GAAP financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with GAAP. These Non-GAAP measures are not comparable to GAAP and may not be comparable to similarly described Non-GAAP measures reported by other companies, including those within our industry. Consequently, our Non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure in our consolidated financial statements for the years presented. The Non-GAAP financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.
Distributable Operating Earnings
We use Distributable Operating Earnings (“DOE”) to assess operating results and the performance of our businesses. We define DOE as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates.
DOE is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. DOE is therefore unlikely to be comparable to similar measures presented by other issuers.
We believe our presentation of DOE is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of DOE also provide investors enhanced comparability of our ongoing performance across years.
Adjusted Equity
Adjusted Equity represents the total economic equity of our Company through its Class A, A-1, B and C shares and the redeemable junior preferred shares issued by our Company, excluding accumulated other comprehensive income. We use Adjusted Equity to assess our return on our equity.
Total Corporate Liquidity and Total Liquidity
Corporate Liquidity is a measure of our liquidity position and includes cash and cash equivalents, undrawn revolving credit facilities and liquid financial assets held by non-regulated corporate entities. Total Liquidity includes liquidity within our regulated insurance entities.
The followings contain further details regarding our use of our Non-GAAP measures, as well as a reconciliation of net income and total equity to these measures:

Reconciliation of Non-GAAP Measures
The following table reconciles our net income to DOE:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2024	2023
Net income (loss)	$337	$(93)
Net investment gains and losses, including funds withheld	(259)	145
Mark-to-market on insurance contracts and other net assets	152	97
Deferred income tax expense (recovery)	15	(13)
Transaction costs	12	4
Depreciation	22	5
DOE	$279	$145
The following table reconciles our equity to Adjusted Equity:

AS OF MAR. 31 US$ MILLIONS	2024	2023
Total equity	$6,462	$1,798
Add:
Accumulated other comprehensive loss (income)	116	283
Redeemable junior preferred shares	2,722	2,607
Adjusted Equity	$9,300	$4,688
Forward-Looking Information
In addition to historical information, this MD&A contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the Company and Brookfield’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the Company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the Company, Brookfield’s or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.
The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.
We caution that the factors that could cause our actual results to vary from our forward-looking statements described in this MD&A are not exhaustive. The forward-looking statements represent our views as of the date of this MD&A and should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent annual report of Form 20-F and other risks and factors that are described therein.